Exhibit 99.1

New Oriental Education & Technology Group Inc. Supplemental and Updated Disclosures

New Oriental Education & Technology Group Inc. (the “Company”), has filed an application (the “Listing Application”) with the Stock Exchange of Hong Kong Limited (the “Hong Kong Stock Exchange”) in connection with a proposed secondary listing (the “Listing”) of its common shares (the “Shares”) on the Main Board of the Hong Kong Stock Exchange together with a Hong Kong initial public offering and a global offering (together, the “Offering”) of the Shares.

The Listing Application contains supplemental descriptions and additional new descriptions of certain aspects of the Company’s business and financial information as required by the Hong Kong Stock Exchange Listing Rules as well as updated disclosure of certain information previously disclosed in our annual report on Form 20-F for the year ended May 31, 2020 (the “2020 Form 20-F”). This Supplemental and Updated Disclosures exhibit sets forth such new, supplemental and updated information and disclosures as described below. The disclosures herein supplements and should be read in conjunction with the disclosures in the 2020 Form 20-F and other disclosures furnished on Form 6-K.

As the Company has applied for the Listing on the Hong Kong Stock Exchange, the New York Stock Exchange will continue to be the Company’s primary listing venue. The Company does not expect the Listing to result in significant additional compliance or disclosure obligations.

Our reporting currency is in U.S. dollars. This document contains translations of financial data in Renminbi and Hong Kong dollar amounts into U.S. dollars at specific rates solely for the convenience of the reader. Unless otherwise stated, all translations of financial data in Renminbi and Hong Kong dollars into U.S. dollars and from U.S. dollars into Renminbi in this document were made at a rate of RMB6.6962 to US$1.00 and HK$7.7500 to US$1.00, the respective exchange rate on October 16, 2020 set out in the H.10 statistical release of the Federal Reserve Board.

There is no assurance as to if or when the Listing and the Offering will take place. This communication is neither an offer to sell nor a solicitation of an offer to buy, nor shall there be any offer, solicitation or sale of our securities in any jurisdiction in which such offer, solicitation or sale would be unlawful.

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IMPACT OF COVID-19 AND RECENT DEVELOPMENTS

The following section presents the updates relating to the impact of COVID-19 pandemic on our operations and financial performance and our selected operating and financial information subsequent to the year ended May 31, 2020. For supplemental financial information concerning the three months ended August 31, 2020 and 2019, please refer to the section titled “Financial Information” herein. For our unaudited interim condensed consolidated financial statements as of August 31, 2020 and for the three months ended August 31, 2019 and 2020, please refer to our Exhibit 99.1 of our report on Form 6-K furnished to the SEC on October 23, 2020, titled “Unaudited Interim Condensed Consolidated Financial Statements as of August 31, 2020 and for the three months ended August 31, 2019 and 2020.”

The outbreak of COVID-19 pandemic around the globe has had and is expected to continue to have an impact on our operations and financial performance. Our student acquisition efforts were affected, and the enrollment for summer courses were delayed. While our K-12 after-school tutoring courses experienced continued growth, our overseas related businesses, including test preparation and consulting services, have been negatively affected due to cancelation of overseas exams and restrictions on travels. In the fourth fiscal quarter of the fiscal year 2020, we generated net revenues of US$798.5 million, representing a 5.3% decrease year-over-year. Our net revenues from educational programs and services for the fourth fiscal quarter of the fiscal year 2020 were US$664.9 million, representing a 7.3% decrease year-over-year.

The COVID-19 outbreak has caused and may continue to cause us to implement temporary adjustments to our operations. From the end of January 2020, we stopped the operation of all learning centers nationwide and moved our offline classes to small size online live broadcasting classes through the in-house developed OMO (online-merge-offline) system, which has played a fundamental role in reducing the impact of the COVID-19 outbreak on our services and operation. However, we still experienced higher refund rates from cancelation and deferments of our courses in January 2020 and challenges in acquiring new students in the third and the fourth fiscal quarters of the fiscal year 2020 as compared to the same quarters in the fiscal year 2019. Our total student enrollments in K-12 AST, test preparation, and other courses in the third fiscal quarter of 2020 experienced an increase of 2.3% year-over-year to approximately 1.6 million, which is lower than our historical increase in student enrollments for the same period, and our total student enrollments in K-12 AST, test preparation, and other courses in the fourth fiscal quarter of 2020 experienced a 6.2% year-over-year decrease to approximately 2.6 million. We have gradually resumed our offline operations from June 2020 and our student enrollments have since experienced recovery in growth. As of October 21, 2020, all our offline operations have already resumed. Despite the dampened growth in student enrollments in the third and fourth fiscal quarters of the fiscal year 2020, our student enrollments in K-12 AST, test preparation, and other courses increased from approximately 8.4 million in the fiscal year 2019 to approximately 10.6 million in the fiscal year of 2020. Net revenues from our educational programs and services increased by 16.0% from US$2,785.3 million for the fiscal year 2019 to US$3,230.4 million for the fiscal year 2020. Our total net revenues decreased by 8.0% from US$1,071.8 million in the three months ended August 31, 2019 to US$986.4 million in the three months ended August 31, 2020. Net revenues from our educational programs and services decreased by 6.1% from US$996.5 million in the three months ended August 31, 2019 to US$935.6 million in the three months ended August 31, 2020. Our net income in the three months ended August 31, 2020 was US$150.8 million, compared to US$203.2 million in the three months ended August 31, 2019. Student enrollments in our K-12 AST, test preparation, and other courses increased by 13.5% from approximately 2,609,200 for the three months ended August 31, 2019 to approximately 2,961,100 for the three months ended August 31, 2020. The total number of schools and learning centers was 1,472 as of August 31, 2020. The total number of schools was 112 as of August 31, 2020. Despite the negative impact on our results of operations, our directors believe that the COVID-19 outbreak has not had a material adverse impact on our company. However, the COVID-19 outbreak may continue to affect our business operations and financial condition for the fiscal year 2021. We prioritize the health and safety of our students and employees and have taken various measures to reduce the impact of the COVID-19 outbreak, including strictly implementing compulsory face mask and social distancing requirements and enhancing disinfection measures at our premises.

RISK FACTORS

The following section sets forth certain risk factors that have been updated and/or supplemented since the filing of our 2020 Form 20-F as well as additional new risk factors relating to the Offering and Listing.

RISKS RELATED TO OUR BUSINESS

If we are not able to continue to attract students to enroll in our courses without a significant decrease in course fees, our revenues may decline and we may not be able to maintain profitability.

The success of our business depends primarily on the number of student enrollments in our courses and the amount of course fees that our students are willing to pay. Therefore, our ability to continue to attract students to enroll in our courses without a significant decrease in course fees is critical to the continued success and growth of our business. This in turn will depend on several factors, including our ability to develop new programs and enhance existing programs to respond to changes in market trends and student demands, expand our geographic reach, manage our growth while maintaining the consistency of our teaching quality, effectively market our programs to a broader base of prospective students, develop and license additional high-quality educational content and respond to competitive pressures. If we are unable to continue to attract students to enroll in our courses without a significant decrease in course fees, our revenue may decline and we may not be able to maintain profitability.

We depend on our dedicated and capable faculty, and if we are not able to continue to hire, train and retain qualified teachers, we may not be able to maintain consistent teaching quality throughout our school network and our brand, business and operating results may be materially and adversely affected.

Our teachers are critical to maintaining the quality of our programs, services and products and maintaining our brand and reputation. It is critical for us to continue to attract qualified teachers who have a strong command of the subject areas to be taught and meet our qualification. We also need to hire teachers who are capable of delivering innovative and inspirational instruction. The number of teachers in China with the necessary experience and language proficiency to teach our courses is limited and we must provide competitive compensation packages to attract and retain qualified teachers. In addition, criteria such as commitment and dedication are difficult to ascertain during the recruitment process, in particular as we continue to expand and add teachers to meet rising student enrollments. We must also provide continuous training to our teachers so that they can stay up to date with changes in student demands, admissions and assessment tests, admissions standards, school curriculum, and other key trends necessary to effectively teach their respective courses. We may not be able to hire, train and retain enough qualified teachers to keep pace with our anticipated growth while maintaining consistent teaching quality across our education services in different geographic locations. In addition, PRC laws and regulations may require our teachers to have requisite licenses. For example, teachers in kindergartens and primary and secondary schools are required to obtain the teacher licenses. The State Council Circular 80 and the Online Tutoring Opinion further require teachers in training schools to apply for teacher licenses, if they teach certain academic subjects in the primary and secondary education stage. After the promulgation of the State Council Circular 80 and the Online Tutoring Opinion, we have urged all teachers without teacher licenses to register for teacher license examinations. As of October 21, 2020, the vast majority of our teachers teaching academic subjects in the primary and secondary education stage have obtained the requisite teacher licenses. However, there are still a small number of our teachers that have not yet obtained their teacher licenses due to various reasons, such as the time gap between the recruitment and the newly-recruited teachers taking the exam and ultimately obtaining the teacher license, and the cancellation of teacher license examinations in the first half of 2020 due to COVID-19. If some of our teachers, due to various reasons, are unable to apply for and obtain the requisite teaching licenses on a timely basis, or at all, we may be required to rectify such non-compliance and may not be able to continue to retain such teachers. Shortages of qualified teachers or decreases in the quality of our instruction, whether actual or perceived, in one or more of our markets may have a material and adverse effect on our business. See “Regulations — Regulation Relating to Teachers” for more information.

RISK FACTORS

Our business, financial condition and results of operations have been and are likely to continue to be materially and adversely affected by the outbreak of COVID-19.

Since the beginning of 2020, there has been an outbreak of COVID-19 in China and other countries. The severity of the outbreak has resulted in the temporary closure of schools, learning centers, and many corporate offices across China. From the end of January 2020, we stopped the operation of all learning centers nationwide and moved our offline classes to small size online live broadcasting classes through the in-house developed OMO (online-merge-offline) system, which has played a fundamental role in reducing the impact of the COVID-19 outbreak on our services and operation. However, we still experienced higher refund rates from cancelation and deferments of our courses in January 2020 and challenges in acquiring new students in the third and the fourth fiscal quarters of 2020. Our total student enrollments in academic subjects for K-12 after-school tutoring and test preparation courses in the third fiscal quarter of 2020 experienced an increase of 2.3% year-over-year to approximately 1.6 million, which is lower than our historical increase in student enrollments for the same period, and our total student enrollments in academic subjects tutoring and test preparation courses in the fourth fiscal quarter of 2020 experienced a 6.2% year-over-year decrease to approximately 2.6 million. We have gradually resumed our offline operations from June 2020 and our student enrollments have since experienced recovery in growth. The pandemic caused delays in national exams and enrollments for our summer and autumn classes and the resurgence of the pandemic in certain cities, such as Beijing, has further delayed the resumption of schools, which in turn has shortened the summer holiday. In addition, the COVID-19 pandemic has had a material and adverse impact, both economically and socially, in other countries, including the United States, the United Kingdom, Canada and other study-abroad destinations popular among Chinese students. The duration and intensity of disruptions resulting from the COVID-19 outbreak in these countries remain uncertain. As a result, Chinese students may be discouraged from pursuing study-abroad in the year of 2020, if not longer, which in turn may negatively affect the demand for our overseas test preparation courses, English language training courses, and overseas consulting services. Our business and financial performance have been adversely affected by the outbreak of COVID-19 in China and other countries since the beginning of 2020, and this is likely to continue throughout the current year and beyond.

We might not be able to fulfil our obligation in respect of deferred revenue, which might have impact on our cash/liquidity position.

Our recognition of deferred revenue is subject to future performance obligations and may not be representative of revenues for future periods. Tuition for our educational programs and services is generally collected in advance and is initially recorded as deferred revenue, which will be recognized when the services are delivered. Due to potential future changes in customer preferences and the need for us to satisfactorily perform product support and other services, deferred revenue at any particular date may not be representative of actual revenue for any current or future period. Any failure to fulfil the obligations in respect of deferred revenue may have an adverse impact on our results of operations and liquidity.

We may be required to recognize impairment losses with regard to intangible assets and goodwill.

We carry goodwill and other intangible assets on our consolidated balance sheet. As a result, we may be required to recognize impairment losses with regard to intangible assets and goodwill. In accordance with Accounting Standards Codification 350 (“ASC 350”), Goodwill and Other Intangible Assets, the recorded goodwill amounts are not amortized, but rather are tested for impairment annually or more frequently if there are indicators of impairment present. Any impairment losses for intangible assets and goodwill will adversely affect our results of operations and financial condition.

We are subject to fair value change for long-term investments and short-term investments and uncertainty due to the use of unobservable inputs.

Fluctuations in the fair value of long-term investments and short-term investments, due to market conditions or other reasons, may have an adverse impact on our results of operations. For example, we recorded a loss from fair value change of long-term investments in the fiscal year ended May 31, 2019 of US$104.6 million, US$96.6 million of which was from our investment in Sunlands, a company engaged in online education specific to vocational qualification training.

RISK FACTORS

We use significant unobservable inputs, such as investee’s historical earning, discount of lack of marketability, investee’s time to initial public offering as well as related volatility in valuing our long-term investments. The assumptions are inherently uncertain and subjective, requiring us to make significant estimates, which may be subject to material changes, and therefore inherently involves a certain degree of uncertainty. Changes in any unobservable inputs may have a significant impact on the fair values.

Our results may be affected by the adoption of Accounting Standards Update 2016-02, Leases, as amended by subsequent ASUs (“ASC 842”).

We adopted Leases (ASC 842) on June 1, 2019 and elected not to recast the comparative periods presented. The adoption of ASC 842 may impact on our financial position and certain key ratios, including but not limited to the gearing ratio, current ratio and quick ratio, attributable to the increases in our right-of-use assets and lease liabilities upon adoption.

The increase in current lease liabilities may further have material impact on our liquidity as well as material changes in the working capital. We may fail to successfully enter into new bank loan or banking facility agreements or may not be able to achieve the anticipated benefits from potential bank loan or banking facilities agreements on terms favorable to us, all of which may adversely affect our financial condition.

Failure to comply with governmental regulation and other legal obligations concerning personal information protection may adversely affect our business, as we routinely collect, store and use personal information during our business.

We routinely collect, store and use personal information during our operations. We are subject to PRC laws and regulations governing the receiving, storing, sharing, using, processing, disclosure and protection of personal information on the Internet and mobile platforms. The scope of these laws and regulations is evolving and further detailed implementation rules and interpretations may be promulgated. We cannot assure you that we can adapt our operations to the requirements promptly. We also cannot assure you that our employees would not violate any PRC laws and regulations regarding the protection of personal information. If we or any of our employees fail to comply with these laws and regulations, we may be penalized by the relevant authorities and be subject to litigation against us by consumer advocacy groups or others, criminal allegations or negative publicity, and our operations or reputation could therefore be adversely affected.

Terrorist attacks, geopolitical uncertainty, economic slowdown and international conflicts involving the United States, the United Kingdom and elsewhere may discourage more students from studying in the United States, the United Kingdom and elsewhere outside of China, which could cause declines in the student enrollments for our courses.

Terrorist attacks, geopolitical uncertainty, economic slowdown and international conflicts involving the United States, the United Kingdom and elsewhere, such as the attacks on September 11, 2001, the Boston marathon bombings on April 15, 2013, and the announcement of Brexit in June 2016, could have an adverse effect on our overseas test preparation courses and English language training courses. Recently, there have been heightened tensions in relations between the United States and China. The U.S. government has imposed, and may continue to impose, restrictions to limit the entry of certain Chinese students to pursue academic studies in the United States. Such events may discourage students from studying in the United States and elsewhere outside of China and may also make it more difficult for Chinese students to obtain visas to study abroad. While we do not believe that the U.S.-China geopolitical tension will likely cause a material adverse impact on our business in the short term, further developments in the longer term could cause declines in the student enrollments for our overseas test preperation and English language training courses and overseas studies consulting services and could have an adverse effect on our overall business and results of operations.

RISK FACTORS

We may be subject to legal proceedings in the ordinary course of our business. If the outcomes of these proceedings are adverse to us, it could have a material adverse effect on our business, results of operations, and financial condition.

We may be subject to legal proceedings from time to time in the ordinary course of our business, which could have a material adverse effect on our business, results of operations, and financial condition. Claims arising out of actual or alleged violations of law could be asserted against us by our customers, our competitors, or other entities. These claims could be asserted under a variety of laws, including but not limited to intellectual property laws, labor and employment laws, securities laws, contract laws, property laws, and employee benefit laws. As a publicly-listed company, we may also face additional exposure to claims and lawsuits inside and outside China, including securities law class actions. There is no guarantee that we will be successful in defending ourselves in legal and administrative actions or in asserting our rights under various laws. Even if we are successful in our attempt to defend ourselves in legal and administrative actions or to assert our rights under various laws, enforcing our rights against the various parties involved may be expensive, time-consuming, and ultimately futile. These actions could expose us to negative publicity and to substantial monetary damages and legal defense costs, injunctive relief, and criminal, civil, and administrative fines and penalties.

Failure to control rental costs, obtain leases at desired locations at reasonable prices or protect our leasehold interests could materially and adversely affect our business.

Our office, schools and learning centers are mainly located on leased premises. The lease term generally ranges from three to fifteen years and the lease agreements are renewable upon mutual consent at the end of the applicable lease period. We may not be able to obtain new leases at desirable locations or renew our existing leases on acceptable terms or at all, which could adversely affect our business. We may have to relocate our operations for various other reasons, including increasing rentals, failure in passing the fire inspection in certain locations, the violation of the prescribed usage of the properties we use, and the early termination of our lease agreements under applicable PRC laws and regulations.

In addition, a few of our lessors have not been able to provide us with copies of title certificates or other evidentiary documents to prove that they have authorization to lease the properties to us. Our business and legal teams follow an internal procedure to identify and assess risks when leasing properties in the normal course of business, and a final business decision would be made after our analysis of the likely impact of the defects on the leasehold interests and the value of the properties to our expansion plan. However, there is no assurance that our decision would always lead to the favorable outcome we expected to achieve. If any of our leases are terminated as a result of challenges by third parties or government authorities for lack of title certificates or proof of authorization to lease, we do not expect to be subject to any fines or penalties but we may be forced to relocate the affected learning centers and incur additional expenses relating to such relocation. Furthermore, a few of our lessors have mortgaged the properties that we are renting. In the event that these properties are foreclosed on due to the lessors’ failure to perform their obligations to the creditors, we may not be able to continue to use such leased properties and may incur additional expenses for relocation.

In addition, we have not registered some of our lease agreements with the relevant PRC governmental authorities as required by relevant PRC law. While the lack of registration would not affect the validity and enforceability of the lease agreements in practice, we may be required by the relevant governmental authorities to complete such registration, or otherwise be subject to fines ranging from RMB1,000 to RMB10,000 for each lease agreement that has not been registered.

According to the PRC fire safety laws and regulations, construction and renovation of buildings are subject to fire control approvals or fire control filings except for certain statutory exemptions. A portion of the properties we use do not fully comply with the fire control approval or fire control filing requirements primarily because our Group consists of a colossal network of schools and subsidiaries and different local authorities may have different practices in enforcing the regulatory requirements. We also cannot assure you that the properties we lease in the future would fully comply with the relevant fire control laws and regulations. If our use of the properties is challenged by relevant government authorities for lack of fire control procedures, we may be subject to fines and may need to relocate our operations to other locations, which would incur additional expenses. If we fail to find suitable replacement sites in a timely manner or on terms acceptable to us, our business and results of operations could be materially and adversely affected. As of October 21, 2020, we were not asked to relocate by any competent authority for lack of fire control procedures. Since there is only a small portion of properties which lack fire control procedures and the likelihood that we are required to relocate from all these properties simultaneously is minimal, our Directors and, to the extent of legal due diligence conducted on the principal PRC subsidiaries and schools, our PRC Legal Adviser is of the view that these non-compliant properties do not have a material adverse impact on our Group’s business operation and financial performance. To prevent the reoccurrence of such non-compliances, we have formulated management measures on property leasing which require our schools to investigate the fire control procedure status of a property and evaluate its fire control risk before leasing it, and complete the subsequent fire control procedures if required. For existing leased properties lacking fire control procedures, we also encourage our schools to voluntarily relocate when condition permits to reduce our Group’s compliant risk.

RISK FACTORS

RISKS RELATED TO OUR CORPORATE STRUCTURE

If the PRC government finds that the agreements that establish the structure for operating some of our China business do not comply with applicable PRC laws and regulations relating to the relevant industries, or if these regulations or the interpretation of existing regulations change in the future, we could be subject to severe penalties or be forced to relinquish our interests in those operations.

PRC laws and regulations currently require any foreign entity that invests in the education business in China to be an educational institution with relevant experience in providing educational services outside China. Our offshore holding companies are not educational institutions and do not provide educational services outside China. In addition, in the PRC, foreign ownership of high schools for students in grade ten to twelve is restricted and foreign ownership of primary and middle schools for students in grades one to nine is prohibited. As a result, our offshore holding companies are not allowed to directly own and operate schools in China.

We conduct substantially all of our education business in China through a series of contractual arrangements with New Oriental China and its schools and subsidiaries and New Oriental China’s shareholder. These contractual arrangements enable us to (1) have power to direct the activities that most significantly affect the economic performance of New Oriental China and its schools and subsidiaries; (2) receive substantially all of the economic benefits from New Oriental China and its schools and subsidiaries in consideration for the services provided by our wholly-owned subsidiaries in China; and (3) have an exclusive option to purchase all or part of the equity interests in New Oriental China, when and to the extent permitted by PRC law, or request any existing shareholder of New Oriental China to transfer all or part of the equity interest in New Oriental China to another PRC person or entity designated by us at any time in our discretion.

In addition, foreign ownership in entities that provided value-added telecommunication services, with a few exceptions, is subject to restrictions under the current PRC laws and regulations. Specifically, foreign ownership of an internet information service provider may not exceed 50%, and the major foreign investor is required to have a record of good performance and operating experience in managing value-added telecommunication business. To ensure compliance with the PRC laws and regulations, our online education business is operated by our majority-owned subsidiary, Koolearn Technology Holding Limited, or Koolearn, through a series of contractual arrangements with Beijing New Oriental Xuncheng Network Technology Co., Ltd., or Beijing Xuncheng, and its subsidiaries and shareholders. These contractual arrangements enable Koolearn to (1) have power to direct the activities that most significantly affect the economic performance of Beijing Xuncheng and its subsidiaries; (2) receive substantially all of the economic benefits from Beijing Xuncheng and its subsidiaries in consideration for the services provided by Koolearn’s wholly-owned subsidiaries in China; and (3) have an exclusive option to purchase all or part of the equity interests in Beijing Xuncheng, when and to the extent permitted by PRC law, or request any existing shareholder of Beijing Xuncheng to transfer all or part of the equity interest in Beijing Xuncheng to another PRC person or entity designated by us at any time in our discretion. In this document, we refer to New Oriental China and Beijing Xuncheng as our variable interest entities, and to New Oriental China and its schools and subsidiaries as well as Beijing Xuncheng and its subsidiaries as our consolidated affiliated entities.

RISK FACTORS

Tian Yuan Law Firm, our PRC Legal Adviser, is of the opinion that, as of the date of this document:

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the corporate structure of New Oriental China and its schools and subsidiaries and our wholly-owned subsidiaries in China, and (ii) the corporate structure of Beijing Xuncheng and its subsidiaries and the wholly-owned subsidiaries of Koolearn in China are not in violation of existing PRC laws and regulations; and

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the contractual arrangements among our wholly-owned subsidiaries in China, New Oriental China and its schools and subsidiaries and the shareholder of New Oriental China, and (ii) the contractual arrangements among Koolearn’s wholly-owned subsidiaries in China, Beijing Xuncheng and its subsidiaries and shareholders are valid, binding and enforceable under, and do not violate, PRC laws or regulations currently in effect.

On November 7, 2018, the Central Committee of the Communist Party of China and the State Council issued the Opinions of the Central Committee of the Communist Party of China and State Council on Deepening Reform in Preschool Education, or Preschool Opinions. The Preschool Opinions provide that non-state capital is prohibited from controlling non-profit kindergartens through contractual arrangements. In January 2019, the General Office of the State Council issued the Circular on Initiating the Rectification of Kindergartens Affiliated to the Residential Communities in Urban Areas, pursuant to which the community-affiliated kindergartens can only be registered as non-profit kindergartens. As of the date of this document, we have not been requested by competent government authorities to unwind the contractual arrangements over our kindergartens.

The Preschool Opinions also provide that private kindergartens are prohibited from listing as public companies by themselves or through packaging with other assets; and listed companies are prohibited from investing in for-profit kindergartens using funds from the capital market and acquiring for-profit kindergarten assets with stock or cash consideration. As advised by our PRC Legal Adviser, Tian Yuan Law Firm, the prohibition of private kindergartens from listing as public companies shall not have retrospective effect on private kindergartens that are already operated by a listed company prior to the promulgation of the Preschool Opinions, and as we have been a public company since 2006, our kindergartens do not fall within “listing as public companies by themselves or through packaging with other assets.” After the promulgation of the Preschool Opinions, we did not make any investment in for-profit kindergartens using funds from the capital market or acquire any for-profit kindergartens assets with stock or cash consideration in order to comply with the Preschool Opinions. The contribution of kindergartens have been immaterial to our business, we derived less than 1% of our total net revenues from our kindergartens for each of the fiscal years ended May 31, 2018, 2019 and 2020. Based on the foregoing, our PRC Legal Adviser is of the view that the restrictions of the Preschool Opinions on the investment in or acquisition of for-profit kindergartens would not materially and negatively impact our business and operations.

In addition, on August 10, 2018, the Ministry of Justice published for public comments a draft of the amended Implementation Rules for the Amended Private Education Law, or the Draft Amended Implementation Rules, which prohibit entities implementing group-based education from gaining control over non-profit schools through contractual arrangements. As of the date of this document, we control two compulsory-education schools, Beijing Changping New Oriental Bilingual School and Beijing New Oriental Yangzhou Foreign Language School, which as required by the Private Education Law, can only be registered as non-profit private schools. As of the date of this document, the Draft Amended Implementation Rules is still pending for approval and has not come into effect. Since the Draft Amended Implementation Rules does not define group-based education, there is uncertainty as to whether we are implementing group-based education. It is also uncertain whether we will be grandfathered under the Draft Amended Implementation Rules as our contractual arrangements over non-profit schools have been entered into prior to the Draft Amended Implementation Rules that is still pending to come into effect. Our PRC Legal Adviser is of the view that since the Draft Amended Implementation Rules has not come into effect and is not legally binding, the corporate structure of our company does not violate PRC laws currently in effect due to the existence of the Draft Amended Implementation Rules. If the Draft Amended Implementation Rules is promulgated as an effective regulation in the future in its current form, and if we are not allowed to operate our two compulsory-education schools under the Draft Amended Implementation Rules, we may be requested by competent government authorities to unwind our contractual arrangements over these two compulsory-education schools.

RISK FACTORS

We have been advised by our PRC Legal Adviser, however, that there are substantial uncertainties regarding the interpretation and application of current and future PRC laws and regulations. Accordingly, there can be no assurance that the PRC regulatory authorities will not in the future take a view that is contrary to the above opinion of our PRC Legal Adviser. For example, if the relevant government authorities take a different view from ours on the Preschool Opinions and determine that our for-profit and/or non-profit kindergartens shall be excluded from our company, we may be requested to unwind the contractual arrangements for some or all of our kindergartens.

It is uncertain whether any new PRC laws, rules or regulations relating to variable interest entity structures will be adopted or if adopted, what they would provide. In particular, whether and how the Foreign Investment Law promulgated in March 2019, which came into effect on January 1, 2020, will impact the viability of our current corporate structure, corporate governance and business operations.

We have been further advised by our PRC Legal Adviser that if we, any of our PRC subsidiaries or consolidated affiliated entities are found to be in violation of any existing or future PRC laws or regulations or fail to obtain or maintain any of the required permits or approvals, the relevant PRC regulatory authorities, including the Ministry of Education, which regulates the education industry, would have broad discretion in dealing with such violations, including:

•	revoking the business and operating licenses of our PRC subsidiaries or consolidated affiliated entities;

•	confiscating any of our income that they deem to be obtained through illegal operations;

•	discontinuing or restricting the operations of any related-party transactions among our PRC subsidiaries and our consolidated affiliated entities;

•	restricting our right to collect revenues or limiting our business expansion in China by way of entering into contractual arrangements;

•	imposing fines or other requirements with which we may not be able to comply;

•	requiring us to restructure our corporate structure or operations;

•	restricting or prohibiting our use of the proceeds of our future offering to finance our business and operations in China; or

•	taking other regulatory or enforcement actions that could be harmful to our business.

The imposition of any of these penalties could result in a material and adverse effect on our ability to conduct our business and on our results of operations. If any of these penalties results in our inability to direct the activities of our consolidated affiliated entities that most significantly impact their economic performance, and/or our failure to receive the economic benefits from our consolidated affiliated entities, we may not be able to consolidate our consolidated affiliated entities in our consolidated financial statements in accordance with U.S. GAAP. However, we do not believe that such actions would result in the liquidation or dissolution of our company, our subsidiaries in China or our consolidated affiliated entities.

RISKS RELATED TO DOING BUSINESS IN CHINA

The audit report included in our annual report is prepared by an auditor who is not inspected by the U.S. Public Company Accounting Oversight Board, and as such, our investors are deprived of the benefits of such inspection. In addition, various legislative and regulatory developments related to U.S.-listed China-based companies due to lack of PCAOB inspection and other developments due to political tensions between the United States and China may have a material adverse impact on the trading prices of our ADSs.

Our auditor, the independent registered public accounting firm that issues the audit report included in our annual report, as an auditor of companies that are traded publicly in the United States and a firm registered with the Public Company Accounting Oversight Board (United States), or the PCAOB, is subject to laws in the United States pursuant to which the PCAOB conducts regular inspections to assess its compliance with the applicable professional standards. Since our auditors are located in China, a jurisdiction where the PCAOB has been unable to conduct inspections without the approval of the Chinese authorities, our auditors are not currently inspected by the PCAOB.

RISK FACTORS

In May 2013, the PCAOB announced that it had entered into a Memorandum of Understanding on Enforcement Cooperation with the CSRC, and the PRC Ministry of Finance, which establishes a cooperative framework between the parties for the production and exchange of audit documents relevant to investigations undertaken by the PCAOB, the CSRC or the PRC Ministry of Finance in the United States and the PRC, respectively. The PCAOB continues to be in discussions with the CSRC, and the PRC Ministry of Finance to permit joint inspections in the PRC of audit firms that are registered with PCAOB and audit Chinese companies that trade on U.S. exchanges.

On December 7, 2018, the SEC and the PCAOB issued a joint statement highlighting continued challenges faced by the U.S. regulators in their oversight of financial statement audits of U.S.-listed companies with significant operations in China. The joint statement reflects a heightened interest in an issue that has vexed U.S. regulators in recent years.

On April 21, 2020, the SEC and the PCAOB issued another joint statement reiterating the greater risk that disclosures will be insufficient in many emerging markets, including China, compared to those made by U.S. domestic companies. In discussing the specific issues related to the greater risk, the statement again highlights the PCAOB’s inability to inspect audit work paper and practices of accounting firms in China, with respect to their audit work of U.S. reporting companies. However, it remains unclear what further actions the SEC and PCAOB will take to address the problem.

On June 4, 2020, the U.S. President issued a memorandum ordering the President’s Working Group on Financial Markets, or the PWG, to submit a report to the President within 60 days of the memorandum that includes recommendations for actions that can be taken by the executive branch and by the SEC or PCAOB on Chinese companies listed on U.S. stock exchanges and their audit firms, in an effort to protect investors in the U.S. On August 6, 2020, the PWG released a report recommending that the SEC take steps to implement the five recommendations outlined in the report. In particular, to address companies from jurisdictions that do not provide the PCAOB with sufficient access to fulfill its statutory mandate, or NCJs, the PWG recommends enhanced listing standards on U.S. stock exchanges. This would require, as a condition to initial and continued exchange listing, PCAOB access to work papers of the principal audit firm for the audit of the listed company. Companies unable to satisfy this standard as a result of governmental restrictions on access to audit work papers and practices in NCJs may satisfy this standard by providing a co-audit from an audit firm with comparable resources and experience where the PCAOB determines it has sufficient access to audit work papers and practices to conduct an appropriate inspection of the co-audit firm. The report permits the new listing standards to provide for a transition period until January 1, 2022 for listed companies. If we fail to meet the new listing standards before the deadline specified thereunder due to factors beyond our control, we could face possible de-listing from the NYSE, deregistration from the SEC and/or other risks, which may materially and adversely affect, or effectively terminate, our ADS trading in the United States.

This lack of the PCAOB inspections in China prevents the PCAOB from fully evaluating audits and quality control procedures of our independent registered public accounting firm. As a result, we and our investors are deprived of the benefits of such PCAOB inspections. The inability of the PCAOB to conduct inspections of auditors in China makes it more difficult to evaluate the effectiveness of our independent registered public accounting firm’s audit procedures or quality control procedures as compared to auditors outside of China that are subject to the PCAOB inspections, which could cause investors and potential investors in our stock to lose confidence in our reported financial information and the quality of our financial statements.

As part of a continued regulatory focus in the United States on access to audit and other information currently protected by national law, in particular China’s, in June 2019, a bipartisan group of lawmakers introduced bills in both houses of the U.S. Congress, which if passed, would require the SEC to maintain a list of issuers for which PCAOB is not able to inspect or investigate an auditor report issued by a foreign public accounting firm. The proposed Ensuring Quality Information and Transparency for Abroad-Based Listings on our Exchanges (EQUITABLE) Act prescribes increased disclosure requirements for these issuers and, beginning in 2025, the delisting from U.S. national securities exchanges of issuers included on the SEC’s list for three consecutive years. On May 20, 2020, the U.S. Senate passed S. 945, the Holding Foreign Companies Accountable Act, or the “Kennedy Bill.” On July 21, 2020, the U.S. House of Representatives approved its version of the National Defense Authorization Act for Fiscal Year 2021, which contains provisions comparable to the Kennedy Bill. If either of these bills is enacted into law, it would amend the Sarbanes-Oxley Act of 2002 to direct the SEC to prohibit securities of any registrant from being listed on any of the U.S. securities exchanges or traded “over-the-counter” if the auditor of the registrant’s financial statements is not subject to PCAOB inspection for three consecutive years after the law becomes effective. Enactment of this legislation or other efforts to increase U.S. regulatory access to audit information could cause investor uncertainty for affected issuers, including us, and the market price of the ADSs could be adversely affected, and we could be delisted if we are unable to cure the situation to meet the PCAOB inspection requirement in time. It is unclear if this proposed legislation would be enacted.

RISK FACTORS

In addition, political tensions between the United States and China have escalated due to, among other things, trade disputes, the COVID-19 outbreak, sanctions imposed by the U.S. Department of Treasury on certain officials of the Hong Kong Special Administrative Region and the central government of the PRC and the executive orders issued by U.S. President Donald J. Trump in August 2020 that prohibit certain transactions with certain Chinese companies and their applications. Rising political tensions could reduce levels of trades, investments, technological exchanges and other economic activities between the two major economies, which would have a material adverse effect on global economic conditions and the stability of global financial markets. Any of these factors could have a material adverse effect on our business, prospects, financial condition and results of operations. Furthermore, there has been recent media reports on deliberations within the U.S. government regarding potentially limiting or restricting China-based companies from accessing U.S. capital markets. If any such deliberations were to materialize, the resulting legislation may have material and adverse impact on the stock performance of China-based issuers listed in the United States, including ours.

Proceedings instituted by the SEC against PRC-based “big four” accounting firms, including our independent registered public accounting firm, could result in financial statements being determined to not be in compliance with the requirements of the Exchange Act.

Starting in 2011 the PRC-based “big four” accounting firms, including our independent registered public accounting firm, were affected by a conflict between U.S. and Chinese law. Specifically, for certain U.S.-listed companies operating and audited in mainland China, the SEC and the PCAOB sought to obtain from the Chinese firms access to their audit work papers and related documents. The firms were, however, advised and directed that under Chinese law, they could not respond directly to the U.S. regulators on those requests, and that requests by foreign regulators for access to such papers in China had to be channeled through the CSRC.

In late 2012, this impasse led the SEC to commence administrative proceedings under Rule 102(e) of its Rules of Practice and also under the Sarbanes-Oxley Act of 2002 against the Chinese accounting firms, including our independent registered public accounting firm. A first instance trial of the proceedings in July 2013 in the SEC’s internal administrative court resulted in an adverse judgment against the firms. The administrative law judge proposed penalties on the firms including a temporary suspension of their right to practice before the SEC, although that proposed penalty did not take effect pending review by the Commissioners of the SEC. On February 6, 2015, before a review by the Commissioner had taken place, the firms reached a settlement with the SEC. Under the settlement, the SEC accepts that future requests by the SEC for the production of documents will normally be made to the CSRC. The firms will receive matching Section 106 requests, and are required to abide by a detailed set of procedures with respect to such requests, which in substance require them to facilitate production via the CSRC. If they fail to meet specified criteria, the SEC retains authority to impose a variety of additional remedial measures on the firms depending on the nature of the failure. Remedies for any future noncompliance could include, as appropriate, an automatic six-month bar on a single firm’s performance of certain audit work, commencement of a new proceeding against a firm, or, in extreme cases, the resumption of the current proceeding against all four firms. If additional remedial measures are imposed on the PRC-based “big four” accounting firms, including our independent registered public accounting firm, in administrative proceedings brought by the SEC alleging the firms’ failure to meet specific criteria set by the SEC with respect to requests for the production of documents, we could be unable to timely file future financial statements in compliance with the requirements of the Exchange Act.

RISK FACTORS

In the event that the SEC restarts the administrative proceedings, depending upon the final outcome, listed companies in the United States with major PRC operations may find it difficult or impossible to retain auditors in respect of their operations in the PRC, which could result in financial statements being determined not to be in compliance with the requirements of the Exchange Act, including possible delisting. Moreover, any negative news about any such future proceedings against these audit firms may cause investor uncertainty regarding China-based, U.S.-listed companies and the market price of our ADSs may be adversely affected.

If our independent registered public accounting firm was denied, even temporarily, the ability to practice before the SEC and we were unable to timely find another registered public accounting firm to audit and issue an opinion on our financial statements, our financial statements could be determined to be not in compliance with the requirements of the Exchange Act. Such a determination could ultimately lead to the delisting of the ADSs or deregistration from the SEC, or both, which would substantially reduce or effectively terminate the trading of the ADSs in the United States.

RISKS RELATED TO OUR SHARES, OUR ADSS AND THE LISTING

As a company applying for the Listing under Chapter 19C, we adopt different practices as to certain matters as compared with many other companies listed on the Hong Kong Stock Exchange.

As we are applying for a listing under Chapter 19C of the Hong Kong Listing Rules, we will not be subject to certain provisions of the Hong Kong Listing Rules pursuant to Rule 19C.11, including, among others, rules on notifiable transactions, connected transactions, share option schemes, content of financial statements as well as certain other continuing obligations. In addition, in connection with the Listing, we have applied for a number of waivers and/or exemptions from strict compliance with the Hong Kong Listing Rules, the Companies (Winding Up and Miscellaneous Provisions) Ordinance, the Takeovers Codes and the SFO. As a result, we will adopt different practices as to those matters as compared with other companies listed on the Hong Kong Stock Exchange that do not enjoy those exemptions or waivers.

Our Articles of Association are specific to us and include certain provisions that may be different from the requirements under the Hong Kong Listing Rules and common practices in Hong Kong. For example, Rule 19C.07(7) of the Hong Kong Listing Rules provides that the minimum stake required to convene an extraordinary general meeting and add resolutions to a meeting agenda must not be higher than 10% of the voting rights, on a one vote per share basis, in the share capital of a Qualifying Issuer, but our Articles of Association provide that at least one-third of the aggregate voting power of our Company is required to convene an extraordinary general meeting. We will put forth a resolution at our next annual general meeting to be held after the Listing to revise our Articles of Association to comply with Rule 19C.07(7) of the Hong Kong Listing Rules. Prior to the amendment to our Articles of Association, the minimum of one-third of the aggregate voting power of our Company is still required to convene an extraordinary general meeting.

Furthermore, if 55% or more of the total worldwide trading volume, by dollar value, of our Shares and ADSs over our most recent fiscal year takes place on the Hong Kong Stock Exchange, the Hong Kong Stock Exchange will regard us as having a dual primary listing in Hong Kong and we will no longer enjoy certain exemptions or waivers from strict compliance with the requirements under the Hong Kong Listing Rules, the Companies (Winding Up and Miscellaneous Provisions) Ordinance, the Takeovers Codes and the SFO, which could result in us having to amend our corporate structure and Articles of Association and our incurring of incremental compliance costs.

The market price of our ADSs has been and is likely to continue to be, and the trading price of our Shares can be, volatile, which could result in substantial losses to holders of our Shares and/or ADSs.

The market price of our ADSs has been and is likely to continue to be volatile and could fluctuate widely in response to a variety of factors, many of which are beyond our control. The market price of our Shares, likewise, can be volatile for similar or different reasons. The market price of our ADSs and/or our Shares is likely to be highly volatile and subject to wide fluctuations in response to factors such as:

•	actual or anticipated fluctuations in our operating results,

•	changes in financial estimates by securities research analysts,

•	changes in the economic performance or market valuation of other education companies,

•	announcements by us or our competitors of material acquisitions, strategic partnerships, joint ventures or capital commitments,

RISK FACTORS

•	addition or departure of our executive officers,

•	detrimental negative publicity about us, our competitors or our industry,

•	regulatory investigation or other governmental proceedings against us,

•	substantial sales or perception of sales of our ADSs in the public market, and

•	general economic, regulatory or political conditions in China and the U.S.

In addition, the performance and fluctuation of the market prices of other companies with business operations located mainly in China that have listed their securities in Hong Kong and/or the United States may affect the volatility in the prices of and trading volumes of our Shares and/or ADSs. The securities of some of these companies have experienced significant volatility since their initial public offerings, including, in some cases, substantial price declines in trading prices. The trading performance of other Chinese companies’ securities after their offerings, including private education companies, may affect the attitudes of investors toward Chinese companies listed in Hong Kong and/or the United States, which consequently may impact the trading performance of our Shares and/or ADSs, regardless of our actual operating performance. In addition, any negative news or perceptions about inadequate corporate governance practices or fraudulent accounting, corporate structure or matters of other Chinese companies may also negatively affect the attitudes of investors towards Chinese companies in general, including us, regardless of whether we have conducted any inappropriate activities. Furthermore, securities markets may from time to time experience significant price and volume fluctuations that are not related to our operating performance, such as the large decline in share prices in the United States, China, and other jurisdictions in late 2008, early 2009, the second half of 2011, mid-2015, early 2016 and early 2020, which may have a material and adverse effect on the trading price of our Shares and/or ADSs.

If securities or industry analysts publish negative reports about our business, the price and trading volume of our Shares and/or ADSs securities could decline.

The trading market for our Shares and/or ADSs will be influenced by the research reports and ratings that securities or industry analysts or ratings agencies publish about us, our business and the private education market in China in general. We do not have any control over these analysts or agencies. If one or more of the analysts or agencies who cover us downgrades us or our securities, the price of our Shares and/or ADSs may decline. If one or more of these analysts cease coverage of our company or fail to regularly publish reports on us, we could lose visibility in the financial markets, which could cause the price of our Shares and/or ADSs or trading volume to decline.

Holders of our ADSs may have fewer rights than holders of our common shares and must act through the depositary to exercise those rights.

Holders of ADSs do not have the same rights of our shareholders and may only exercise the voting rights with respect to the underlying Shares represented by the ADSs in accordance with the provisions of the deposit agreement. Under our memorandum and articles of association, the minimum notice period required to convene a general meeting is seven days. When a general meeting is convened, holders of ADSs may not receive sufficient notice of a shareholders’ meeting to permit withdrawal of the underlying Shares represented by their ADSs to allow them to cast their votes with respect to any specific matter. In addition, the depositary and its agents may not be able to send voting instructions to holders of ADSs or carry out your voting instructions in a timely manner. We will make all reasonable efforts to cause the depositary to extend voting rights to holders of ADSs in a timely manner, but we cannot assure that holders of ADSs will receive the voting materials in time to ensure that they can instruct the depositary to vote their ADSs. Furthermore, the depositary and its agents will not be responsible for any failure to carry out any instructions to vote, for the manner in which any vote is cast or for the effect of any such vote. As a result, holders of ADSs may not be able to exercise their right to vote and may lack recourse if the common shares underlying their ADSs are not voted as they requested. In addition, holders of ADSs will not be able to call a shareholders’ meeting.

RISK FACTORS

The right of our ADS holders to participate in any future rights offerings may be limited, which may cause dilution to holdings of our ADS holders.

We may from time to time distribute rights to our shareholders, including rights to acquire our securities. However, we cannot make rights available to holders of our ADSs in the United States unless we register both the rights and the securities to which the rights relate under the Securities Act or an exemption from the registration requirements is available. Under the deposit agreement for the ADSs, the depositary will not offer those rights to ADS holders unless both the rights and the underlying securities to be distributed to ADS holders are either registered under the Securities Act, or exempt from registration under the Securities Act with respect to all holders of ADSs. We are under no obligation to file a registration statement with respect to any such rights or underlying securities or to endeavor to cause such a registration statement to be declared effective. In addition, we may not be able to take advantage of any exemptions from registration under the Securities Act. Accordingly, holders of our ADSs may be unable to participate in our rights offerings and may experience dilution in their holdings as a result.

Holders of our ADSs may be subject to limitations on transfer of their ADSs.

Our ADSs are transferable on the books of the depositary. However, the depositary may close its transfer books at any time or from time to time when it deems expedient in connection with the performance of its duties. In addition, the depositary may refuse to deliver, transfer or register transfers of ADSs generally when our books or the books of the depositary are closed, or at any time if we or the depositary deems it advisable to do so because of any requirement of law or of any government or governmental body, or under any provision of the deposit agreement, or for any other reason.

Certain judgments obtained against us by our shareholders may not be enforceable.

We are continued and registered in the Cayman Islands and conduct substantially all of our operations in China. Substantially all of our assets are located in China. All of our executive officers reside in China and some or all of the assets of those persons are located within China. As a result, it may be difficult for shareholders to effect service of process within the United States or Hong Kong in the event that they believe that their rights have been infringed under the U.S. federal securities laws, Hong Kong laws or otherwise. Even if shareholders are successful in bringing an action of this kind, the laws of the Cayman Islands and of the PRC may render shareholders unable to enforce a judgment against our assets or the assets of our directors and officers. There is no statutory enforcement in the Cayman Islands of judgments obtained in the Hong Kong courts or federal or state courts of the United States (and the Cayman Islands are not a party to any treaties for the reciprocal enforcement or recognition of such judgments).

The recognition and enforcement of foreign judgments are provided for under the PRC Civil Procedures Law (《中華人民共和國民事訴訟法》). PRC courts may recognize and enforce foreign judgments in accordance with the requirements of the PRC Civil Procedures Law based either on treaties between China and the country where the judgment is made or on principles of reciprocity between jurisdictions. China does not have any treaties or other forms of reciprocity with the United States that provide for the reciprocal recognition and enforcement of foreign judgments. In addition, according to the PRC Civil Procedures Law, the PRC courts will not enforce a foreign judgment against us or our director and officers if they decide that the judgment violates the basic principles of PRC laws or national sovereignty, security or public interest. As a result, it is uncertain whether and on what basis a PRC court would enforce a judgment rendered by a court in the United States.

Since we are a Cayman Islands exempted company, the rights of our shareholders may be more limited than those of shareholders of a company organized in the United States or Hong Kong.

Our corporate affairs are governed by our Memorandum and Articles and by the Cayman Companies Law and the common law of the Cayman Islands. The rights of shareholders to take legal action against our directors and us, actions by minority shareholders and the fiduciary responsibilities of our directors to us under Cayman Islands law are to a large extent governed by the common law of the Cayman Islands. The common law of the Cayman Islands is derived in part from comparatively limited judicial precedents in the Cayman Islands as well as from English common law, which has persuasive, but not binding, authority on a court in the Cayman Islands. The rights of our shareholders and the fiduciary responsibilities of our directors under Cayman Islands law are not as clearly established as they would be under statutes or judicial precedents in the United States or in Hong Kong. In particular, the Cayman Islands has a less developed body of securities laws as compared to the United States or Hong Kong, and provides significantly less protection to investors. In addition, Cayman Islands companies may not have standing to initiate a shareholder derivative action before the federal courts of the United States or a Hong Kong court.

RISK FACTORS

As a result of all of the above, our shareholders may have more difficulties in protecting their interests through actions against our management, directors or major shareholders than would shareholders of a corporation incorporated in a jurisdiction in the United States or Hong Kong.

Our articles of association contain anti-takeover provisions that could have a material adverse effect on the rights of holders of our common shares and ADSs.

Our Articles contain provisions that limit the ability of others to acquire control of our company or cause us to engage in change-of-control transactions. These provisions could have the effect of depriving our shareholders of an opportunity to sell their shares at a premium over prevailing market prices by discouraging third parties from seeking to obtain control of our company in a tender offer or similar transaction. For example, our board of directors has the authority, without further action by our shareholders, to issue preferred shares in one or more series and to fix their designations, powers, preferences, privileges, and relative participating, optional or special rights and the qualifications, limitations or restrictions, including dividend rights, conversion rights, voting rights, terms of redemption and liquidation preferences, any or all of which may be greater than the rights associated with our common shares, in the form of ADS or otherwise. Preferred shares could be issued quickly with terms calculated to delay or prevent a change in control of our company or make removal of management more difficult. If our board of directors decides to issue preferred shares, the price of our Shares and/or ADSs may fall and the voting and other rights of the holders of our Shares and/or ADSs may be materially and adversely affected.

We may be classified as a “passive foreign investment company,” which could result in adverse U.S. federal income tax consequences to U.S. holders of our ADSs or common shares.

A non-U.S. corporation, such as our company, will be a “passive foreign investment company,” or PFIC, for U.S. federal income tax purposes for any taxable year if either, (1) 75% or more of its gross income for such year consists of certain types of “passive” income or (2) 50% or more of the value of its assets (generally determined on the basis of a quarterly average) during such year is attributable to assets that produce passive income or are held for the production of passive income.

Although the law in this regard is unclear, we treat our VIEs (including their subsidiaries) as being owned by us for U.S. federal income tax purposes, not only because we control their management decisions but also because we are entitled to substantially all of the economic benefits associated with these entities, and, as a result, we consolidate these entities’ operating results in our combined financial statements. If it were determined, however, that we are not the owner of our VIEs (including their subsidiaries) for U.S. federal income tax purposes, we may be or become a PFIC. Assuming that we are the owner of our VIEs (including their subsidiaries) for U.S. federal income tax purposes, and based upon an analysis of our company’s income and assets in respect of the 2020 taxable year, we do not believe that we were a PFIC, for U.S. federal income tax purposes, for the taxable year ended May 31, 2020. Because the value of our assets for purposes of the PFIC test will generally be determined by reference to the market value of our ADSs and common shares, the determination of whether we will be or become a PFIC will depend in large part upon the market value of our ADSs and common shares, of which we cannot control. Accordingly, fluctuations in the market price of our ADSs and/or Shares may cause us to become a PFIC for the current taxable year or future taxable years. The determination of whether we will be or become a PFIC will also depend, in part, upon the nature of our income and assets over time, which are subject to change from year to year. Because rules and PFIC status is a fact-intensive determination made on an annual basis, no assurance can be given that we are not or will not become classified as a PFIC.

If we were to be classified as a PFIC in any taxable year, a U.S. holder in our ADSs and/or common shares may incur significantly increased U.S. income tax on gain recognized on the sale or other disposition of the ADSs or common shares and on the receipt of distributions on the ADSs or common shares to the extent such gain or distribution is treated as an “excess distribution” under U.S. federal income tax rules. Further, if we are classified as a PFIC for any year during which a U.S. Holder holds our ADSs or common shares, we will generally continue to be treated as a PFIC for all succeeding years during which such U.S. Holder holds our ADSs or common shares. U.S. Holders of our ADSs or common shares are urged to consult their tax advisors concerning the United States federal income tax consequences if we are or become classified as a PFIC.

RISK FACTORS

The different characteristics of the capital markets in Hong Kong and the U.S. may negatively affect the trading prices of our Shares and/or ADSs.

Upon the Listing, we will be subject to Hong Kong and NYSE listing and regulatory requirements concurrently. The Hong Kong Stock Exchange and NYSE have different trading hours, trading characteristics (including trading volume and liquidity), trading and listing rules, and investor bases (including different levels of retail and institutional participation). As a result of these differences, the trading prices of our Shares and our ADSs may not be the same, even allowing for currency differences. Fluctuations in the price of our ADSs due to circumstances peculiar to the U.S. capital markets could materially and adversely affect the price of our Shares, or vice versa. Certain events having significant negative impact specifically on the U.S. capital markets may result in a decline in the trading price of our Shares notwithstanding that such event may not impact the trading prices of securities listed in Hong Kong generally or to the same extent, or vice versa. Because of the different characteristics of the U.S. and Hong Kong capital markets, the historical market prices of our ADSs may not be indicative of the trading performance of our Shares after the Global Offering.

Exchange between our Shares and our ADSs may adversely affect the liquidity and/or trading price of each other.

Our ADSs are currently traded on the NYSE. Subject to compliance with U.S. securities law and the terms of the deposit agreement, holders of our Shares may deposit Shares with the depositary in exchange for the issuance of our ADSs. Any holder of ADSs may also withdraw the underlying Shares represented by the ADSs pursuant to the terms of the deposit agreement for trading on the Hong Kong Stock Exchange. In the event that a substantial number of Shares are deposited with the depositary in exchange for ADSs or vice versa, the liquidity and trading price of our Shares on the Hong Kong Stock Exchange and our ADSs on the NYSE may be adversely affected.

The time required for the exchange between Shares and ADSs might be longer than expected and investors might not be able to settle or effect any sale of their securities during this period, and the exchange of Shares into ADSs involves costs.

There is no direct trading or settlement between the NYSE and the Hong Kong Stock Exchange on which our ADSs and our Shares are respectively traded. In addition, the time differences between Hong Kong and New York, unforeseen market circumstances or other factors may delay the deposit of Shares in exchange of ADSs or the withdrawal of Shares underlying the ADSs. Investors will be prevented from settling or effecting the sale of their securities during such periods of delay. In addition, there is no assurance that any exchange of Shares into ADSs (and vice versa) will be completed in accordance with the timelines that investors may anticipate.

Furthermore, the depositary for the ADSs is entitled to charge holders fees for various services including for the issuance of ADSs upon deposit of Shares, cancelation of ADSs, distributions of cash dividends or other cash distributions, distributions of ADSs pursuant to share dividends or other free share distributions, distributions of securities other than ADSs and annual service fees. As a result, shareholders who exchange Shares into ADSs, and vice versa, may not achieve the level of economic return the shareholders may anticipate.

HISTORY

The following section sets forth updated and supplemental information since the filing of our 2020 Form 20-F relating to selected aspects of our history and corporate structure.

HISTORY AND DEVELOPMENT

Overview

We commenced our business in Beijing, China, in 1993, when our founder and executive Chairman, Michael Minhong Yu, established our first school. We have since grown to become the largest private educational service provider in China in terms of total net revenues and number of schools and learning centers for the fiscal year ended May 31, 2020 according to Frost & Sullivan.

Our Company is a holding company first incorporated in the BVI on August 18, 2004 and subsequently redomiciled to and continued in the Cayman Islands on March 16, 2006 as an exempted company under the laws of the Cayman Islands. Except for our online education business, which is operated by our majority-owned subsidiary, Koolearn, and its subsidiaries and consolidated variable interest entities, substantially all of our operations are conducted in China through our subsidiaries and variable interest entities.

Milestones

The following is a summary of our key milestones:

Date	Event

1993	Our first school was established by Michael Minhong Yu, our executive Chairman, in Beijing, China.

2001	We established New Oriental China as a domestic holding company to act as the sponsor of our schools and hold certain operating subsidiaries.

2004	In August, we established the Company in the BVI, as our offshore holding company. We were subsequently redomiciled to and continued in the Cayman Islands in March 2006.

2006	In September, we and certain selling shareholders of our Company completed an initial public offering and listed our ADSs on the NYSE under the symbol “EDU.”

2007

In February, we and certain selling shareholders of our Company completed an additional public offering of ADSs.

In December, we established Elite Concept, the first of our three wholly-owned subsidiaries in Hong Kong, which now directly own our wholly-owned subsidiaries in China.

2017	In March, Beijing Xuncheng, a then majority-owned subsidiary of New Oriental China, which operates our several online education platforms together with its subsidiaries, one of which is koolearn.com, listed its shares on the National Equities Exchange and Quotations in China for trading.

2018	In February, Beijing Xuncheng completed a voluntary delisting from the National Equities Exchange and Quotations, after which it went through a series of restructuring transactions and became a variable interest entity controlled by Koolearn.

2019	In March, Koolearn completed its initial public offering and listing of its shares on the Main Board of the Hong Kong Stock Exchange (stock code: 1797).

2020	In July, we completed an offering of US$300 million aggregate principal amount of 2.125% notes due 2025.

HISTORY

Significant Subsidiaries

The principal business activities and date of establishment of each of our significant subsidiaries are shown below:

Subsidiaries	Principal Business Activities	Date and Jurisdiction of Establishment

Beijing Decision	A subsidiary of Elite Concept primarily engaged in providing educational technology and management services	April 20, 2005, PRC

Beijing Hewstone	A subsidiary of Elite Concept primarily engaged in educational software development	April 20, 2005, PRC

Beijing Pioneer	A subsidiary of Smart Shine primarily engaged in educational software development	January 8, 2009, PRC

Beijing Smart Wood	A subsidiary of Smart Shine primarily engaged in educational software development and consulting	December 21, 2011, PRC

Elite Concept	A direct subsidiary of the Company primarily engaged in educational consulting	December 3, 2007, Hong Kong

Winner Park	A direct subsidiary of the Company primarily engaged in educational consulting	December 9, 2008, Hong Kong

Smart Shine	A direct subsidiary of the Company primarily engaged in educational consulting	December 9, 2008, Hong Kong

Koolearn	A direct subsidiary of the Company primarily engaged in providing online education services	February 7, 2018, Cayman Islands

New Oriental Xuncheng Technology (HK) Limited	A subsidiary of Koolearn primarily engaged in providing online education services	March 2, 2018, Hong Kong

Dexin Dongfang	A subsidiary of New Oriental Xuncheng Technology (HK) Limited primarily engaged in educational consulting and software development	March 21, 2018, PRC

New Oriental China(1)	Our variable interest entity primarily engaged in education consulting, software development and distributions and other services	August 2, 2001, PRC

Beijing Xuncheng	Our variable interest entity primarily engaged in providing online education services	March 11, 2005, PRC

Note:

(1)	New Oriental China had a number of subsidiaries and schools in the PRC as of May 31, 2020, including:

HISTORY

•

96 schools, excluding certain schools that are separate legal entities but have been counted to our learning centers and certain schools that have been counted as the same school in the same city or region from the perspective of our internal management and our kindergartens; and

•

49 wholly owned subsidiaries that operate New Oriental’s educational content and other technology development and distributions business, online education business and overseas studies consulting business in China.

INDUSTRY OVERVIEW

The following section sets forth new information and statistics relating to the industry in which we operate. The information and statistics contained in this section have been derived partly from publicly available government and official sources as well as from the “F&S Report” produced by Frost & Sullivan, an independent third party.

SOURCE OF INFORMATION

We commissioned Frost & Sullivan, an independent market research consulting firm which is engaged in the provision of market research consultancy services, to conduct research and analysis of, and to produce a report on, the education service market in China.

During the preparation of the F&S Report, Frost & Sullivan performed both primary research, which involved discussing the status of the industry with leading industry participants and industry experts, and secondary research, which involved reviewing annual reports of companies, independent research reports and Frost & Sullivan’s proprietary database. The F&S Report was compiled based on the following assumptions: (i) China’s economy is likely to maintain steady growth in the next decade; (ii) China’s social, economic and political environment is likely to remain stable in the forecast period from 2020 to 2024; and (iii) market drivers, such as Chinese families’ attention on children’s education and relaxation of one-child policy are likely to drive the growth of the education market in China.

Frost & Sullivan is an independent global consulting firm, which was founded in 1961 in New York. It offers industry research and market strategies, and provides growth consulting and corporate training. It has over 40 offices worldwide with over 2,000 industry consultants, market research analysts and economists. We are contracted to pay a fee of RMB500,000 to Frost & Sullivan in connection with the preparation of the F&S Report. We have extracted certain information from the F&S Report in this section, as well as in the sections headed “Summary,” “Risk Factors,” “Business,” “Financial Information” and elsewhere in this document to provide our potential investors with a more comprehensive presentation of the industries in which we operate.

OVERVIEW OF CHINA’S EDUCATION SYSTEM

China’s education system can be categorized into formal education and non-formal education. Formal education provides students with a certificate or degree accredited by the PRC Ministry of Education. It is comprised of pre-school education, compulsory education, which is primary and middle school education, high school education, and higher education that covers college and university education. China’s non-formal education, as a supplement to formal education, includes among others, after-school tutoring, extra curriculum activities, test preparation, foreign language training, early-childhood education, trainings for hobbies, and vocational training.

The following diagram illustrates the composition of China’s education system:

INDUSTRY OVERVIEW

The huge demand for quality education and scarce resources of quality education in China have resulted in intense competition among students at an early age. University entrance examinations, known as “Gaokao”, and high school entrance examinations, known as “Zhongkao”, are the key exams where students compete for admission into better universities and high schools. Gaokao is critical to high school students as the results of Gaokao determine the university that students attend. The anxiety among Chinese parents and intensified competition between students have fueled the lasting and booming demand for K-12 after-school tutoring services.

The following diagram illustrates the categories of the Gaokao population in 2019:

INDUSTRY OVERVIEW

Key Drivers of China’s Private Education Industry

•

Booming demand for high quality education. According to Frost & Sullivan, the total number of K-12 students in China reached 225.1 million in 2019 and is expected to grow to 232.3 million by 2024. With the continuous growth in population, increasing level of urbanization and higher per capita disposable income in China, demand for better education has continued to grow as it becomes more accessible and affordable for households in China. Disposable income per capita grew from RMB31,200 in 2015 to RMB42,400 in 2019, and is expected to grow at a 6.8% CAGR between 2019 and 2024 to RMB58,900. Urbanization rate in China grew from 56.1% in 2015 to 60.6% in 2019, and is expected to reach 64.8% in 2024. The growth rate of per capita household expenditure on education from RMB979 in 2019 to RMB1,424 in 2024, at a 7.8% CAGR, outpaces the growth rate of China’s disposable income per capita during the same period.

•

Growing desire for comprehensive educational services. With the emerging education and employment opportunities, China’s young generation is seeking for a variety of education services that meet their needs beyond the school curriculum. For example, foreign language capabilities, primarily English, and professional qualifications and certifications, are important for pursuing better career development in China and abroad, which have resulted in increase in demand for courses in these areas. In addition, there has been continued growth in demand for overseas studies as it has become more affordable for students in China and students usually have brighter career prospect after graduation from overseas higher education.

•

Advancement and wide application of innovative technology. In recent years, an increasing number of education service providers in China started to adopt innovative technologies, such as mobile internet, 5G and AI, to improve teaching efficiency and learning experience for students. The utilization of technologies enables education service providers to offer quality education remotely or via a combination of online and offline education format to students in less developed regions where talented teachers remain relatively scarce. The integration of technology also enables a seamless and continuous delivery of education services under special circumstances, such as COVID-19, when traditional offline education is disrupted.

K-12 After-School Tutoring Service Market in China

INDUSTRY OVERVIEW

The total market size of K-12 after-school tutoring market in China, including kids and junior English Language Training (“ELT”), grew from RMB377.5 billion in 2015 to RMB619.1 billion in 2019, representing a CAGR of 13.2%, and is expected to further increase to RMB1,173.1 billion in 2024, representing a CAGR of 13.6%. The growth is primarily driven by the increase in penetration rate of K-12 after-school tutoring across various subjects into lower-tier cities and rural areas, the increasing demand for higher education quality, the increase in level of difficulty for school curriculum, as well as the recurring and long term demand for quality education services in China. Although offline K-12 after-school tutoring in China was negatively impacted by COVID-19 due to lockdown measures imposed by the government, it is expected to rebound quickly in 2021 as the pandemic has gradually been brought under control in China.

Total market size of K-12 after school tutoring in China (including kids and junior ELT), by revenue

(RMB billion)

The total number of student enrollments in K-12 after-school tutoring has increased from 202.6 million in 2015 to 325.3 million in 2019 and is expected to further increase to 659.5 million in 2024, representing a CAGR of 15.2% from 2019. The penetration rate of overall K-12 after-school tutoring market has experienced and is expected to continue to witness rapid growth. The penetration of online K-12 after-school tutoring by student population increased from 1.8% in 2015 to 14.5% in 2019 and is expected to further increase to 45.8% by 2024. Penetration rate of offline K-12 after-school tutoring by student population increased from 26.3% in 2015 to 27.4% in 2019 and is expected to continue to increase to 31.3% by 2024. In 2019, online student enrollments as a percentage of total student enrollments in K-12 after-school tutoring in China (including kids & junior ELT) was 20.5% and it is expected to increase to 47.6% by 2024.

Total number of student enrollments in K-12 after school tutoring in China (including kids & junior ELT)

(million)

	2015	2016	2017	2018	2019	2020E	2021E	2022E	2023E	2024E
Total	202.6	218.1	239.1	271.5	325.3	357.4	481.9	551.8	605.9	659.5
Offline	197.7	210.2	224.6	239.5	258.7	197.5	285.6	307.8	326.2	345.6
Online	4.9	7.9	14.5	32.0	66.6	159.9	196.3	224.0	279.7	313.9

Test Preparation and Language Training Market in China

The total market size for overseas test preparation and adult ELT market in China has increased from RMB19.2 billion in 2015 to RMB42.0 billion in 2019 and is expected to further increase to RMB81.6 billion in 2024, representing a CAGR of 14.2% from 2019.

The number of new overseas students from China was approximately 523.7 thousand and 718.4 thousand in 2015 and 2019 respectively, according to Frost & Sullivan, and it is expected to grow to 998.0 thousand by 2024. China has witnessed growing demand for courses in overseas qualification test preparation and foreign language learning (including non-English languages). The outbreak of COVID-19 in 2020 has temporarily slowed down the burgeoning growth of overseas studies demand, the long-term prospect of which, nonetheless, stays bright due to increasing affordability and growing desire for better career prospect.

INDUSTRY OVERVIEW

Total market size of overseas test preparation and adult ELT market in China, by revenue (RMB billion)

Total number of students enrolled in overseas test preparation and adult ELT in China (in thousands)

	2015	2016	2017	2018	2019	2020E	2021E	2022E	2023E	2024E
Total	2,367	2,832	3,620	4,584	4,908	4,872	5,376	5,902	6,418	6,856
Adult ELT	1,989	2,414	3,149	4,069	4,354	4,600	4,985	5,334	5,707	6,107
Overseas test preparation	378	418	470	515	554	272	391	568	710	749

Competitive Landscape of K-12 After-School Tutoring Service, Test Preparation and Language Training Markets in China

Industry landscape

There are only a few established education service providers who possess good reputation, scalability, nationwide presence and wide spectrum of product offerings across China. We are currently the largest private educational service provider in China in terms of total net revenues and number of schools and learning centers, in the fiscal year ended May 31, 2020. We offer the most comprehensive courses in China in terms of the number of types of educational service offerings and the number of examination boards covered (i.e., SAT, TOEFL and etc.) as of October 21, 2020.

The K-12 after-school tutoring service market in China is highly fragmented and is still expanding at a decent pace which presents massive opportunities for future growth. According to Frost & Sullivan, in 2019, the top five players accounted for 8.5% of the total K-12 after-school tutoring service (including kids and junior ELT) market in China in terms of revenues.

Entry barriers

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Reputable brand which maintains high customer stickiness and capability to attract new customers and retain existing customers. Education industry is heavily reliant on word-of-mouth referral. Well-established reputation with years of successful operation is crucial for maintaining high customer stickiness and hence sustainable organic growth at low customer acquisition cost. New entrants will need to spend enormous time and capital to build such reputation and attract new customers.

•

Nationwide coverage and high level of scalability. An extensive nationwide network consisting of hundreds of learning centers and schools requires significant time and capital to accomplish. Unified service quality delivered across the nation derived from standardized training curriculum is also essential to support successful expansion of network. Without a centralized operating system and standardized training process to manage the extensive network, new entrants may find it difficult to achieve high level of scalability.

INDUSTRY OVERVIEW

•

High quality education services with a breadth of product offering. Well-established players offer high quality education services as a result of stringent recruitment standards, standard training programs and systematic teaching process that have been continuously optimized over an extended period of time. These further reinforce such established players’ strong branding and reputation. Well-established players also offer a breadth of product offerings, owing to their rich experience in the education industry, whereas new entrants usually only focus on one business segment. In addition, well-established players are able to provide one-stop education solutions to students and seize a plenty of cross-selling opportunities, which are hardly seen for new entrants.

•

Technology and innovation capabilities. New entrants, without adequate operating experience and industry know-how, often lack the capabilities to develop proprietary curriculum. In contrast, well-established players have developed customized learning contents catered to different customer needs. Not only do they have proprietary teaching content to strengthen brand recognition, well-established players also have significantly more competitive R&D capabilities to adopt new technologies that can provide customers with an innovative and efficient learning experience.

BUSINESS

The following section sets forth updated and supplemental information since the filing of our 2020 Form 20-F relating to selected aspects of our business and operations as well as a current description of our mission, vision, strengths and strategies.

OUR MISSION

To provide students with empowerment, inspiration and horizon for a lifetime.

OUR VISION

To continue to be a highly respectable institution for its values and excellence.

THE NEW ORIENTAL WAY

We are committed to educating and inspiring students of all ages to achieve their potential, build self-confidence and develop a global vision with understanding and appreciation of both traditional Chinese culture and modern western cultures, as well as boosting students’ passion for learning, through the “New Oriental way” of innovative teaching and inspirational instruction. Our commitment to innovative and inspirational teaching is cultivated by our company culture that encourages creativity and our continued passion for education.

COMPANY OVERVIEW

In 1993, our founder and executive Chairman, Michael Minhong Yu, opened our first school in Beijing to offer TOEFL test preparation courses to college students. After nearly 30 years of operation, we have become the most comprehensive private educational services provider in China in terms of service and product offerings, according to Frost & Sullivan. We are the largest private educational service provider in China in terms of total net revenue and network of schools and learning centers for the fiscal year ended May 31, 2020, according to the same source. As of May 31, 2020, we had accumulated over 55.4 million student enrollments since inception. We provide educational services primarily under our “New Oriental” brand, where we are the only Chinese education company awarded the “Top 50 Most Valuable Commercial Services Brands” in the world in 2020 published by Brand Finance, according to Frost & Sullivan.

Our education ecosystem

We have developed an integrated online to offline education ecosystem around our students, parents, and teachers, where we offer one-stop educational services with comprehensive services and products covering all core school subjects in all class formats. With our operating history of nearly 30 years, we have delivered educational services to students across two generations and have accumulated a large alumni network.

Our educational services are delivered via our nationwide physical network of 104 schools, 1,361 learning centers and 12 bookstores primarily under our “New Oriental” brand across 91 cities in China as of May 31, 2020, as well as our online learning platforms under our “Koolearn,” “DFUB,” and “Donut” brands.

We continuously evolve and optimize our business models to capture market opportunities, enhance our students’ learning experience, and optimize our operational efficiency. Our in-house-developed online-merge-offline (OMO) standardized digital classroom teaching system combines our offline education resources with advanced technologies and enables us to pioneer different teaching models, while Koolearn, our subsidiary, offers pure online classes. We also established a growth equity fund to capture investment opportunities in various education subsectors to create synergy with our existing businesses.

At the core of our education ecosystem are our high quality teachers and systematic teacher selection, training and retention processes, our innovative and inspirational instruction approach, our original education content, and our proprietary technologies which are applied in multiple areas of our business operations, including student acquisition, learning content customization, real-time feedback to students and parents, and content and courseware development.

BUSINESS

Our value propositions

To our students:

•	Inspirational teaching approach to develop students’ positive attitude and passion in learning

•	Broad selection of courses spanning a student’s education lifetime

•	High quality and distinctive educational content

•	Access to high quality teacher

•	Personalized and customized learning experience based on learning progress and feedback

To parents

•	Comprehensive and real-time data-driven feedback on students

•	Insightful tracking and monitoring of students’ learning progress anywhere, anytime, which enable parents to tutor their children more efficiently

•	Customized education solutions backed by our comprehensive services and products to suit the diversified education needs of students

•	Comprehensive and systematic family education courses to help parents navigate through their children’s growth and achieve good parenting and blissful families

BUSINESS

To our teachers:

•	Diversified and clear career path

•	Systematic teacher training program with established framework of quality assurance development and continuous targeted professional development systems

•	Effective technology-enabled teaching experience

•	Exposure to a broad range of educational scenarios to enhance teaching experience

•	Performance-based evaluation and incentive systems

Our educational service and product offerings

We are committed to offering comprehensive and high quality educational services and products to meet the evolving needs of students in each stage of their life (from kindergarten to adult), including K-12 after-school tutoring, overseas and domestic test preparation, language training for adults, pre-school, primary and secondary schools, education materials and distribution, online education, and other services.

Our scale

Our education ecosystem as a whole has achieved significant scale. Our total student enrollments in K-12 AST, test preparation, and other courses increased from approximately 6.3 million for the fiscal year ended May 31, 2018 to approximately 10.6 million for the fiscal year ended May 31, 2020, representing a CAGR of 29.7%. Our total net revenues increased from US$2,447.4 million for the fiscal year ended May 31, 2018 to US$3,578.7 million for the fiscal year ended May 31, 2020, representing a CAGR of 20.9%. Net income attributable to New Oriental Education & Technology Group Inc.’s shareholders increased from US$296.1 million in the fiscal year ended May 31, 2018 to US$413.3 million in the fiscal year ended May 31, 2020, representing a CAGR of 18.1%.

STRENGTHS

We believe that our key competitive strengths include our leadership position, strong brand recognition, comprehensive service and product offerings with life-long one-stop solution, innovative online and offline integration powered by AI technology, systematic approach to hiring and training high quality teachers, superior content creation capabilities, as well as our visionary and experienced management team.

The leading provider of private educational services in China

We are the leader amongst private educational service providers in China with a long established track record of being the pioneer in new educational service subsectors and teaching systems. We are the largest private educational service provider in China in terms of total net revenue and network of schools and learning centers for the fiscal year ended May 31, 2020, according to Frost & Sullivan. We are also one of the leaders in K-12 after-school tutoring, overseas test preparation service, and overseas studies consulting by revenue in 2019, according to the same source.

As of May 31, 2020, we had accumulated over 55.4 million student enrollments since inception. Our student enrollment has continued to grow significantly in the recent years, by 32.4% from over 6.3 million in the fiscal year ended May 31, 2018 to approximately 8.4 million in the fiscal year ended May 31, 2019 and further by 26.3% to approximately 10.6 million in the fiscal year ended May 31, 2020.

Leveraging nearly 30 years of operational know-how, we continuously innovate to adapt to the evolving needs of our students and expand in a highly-scalable manner. We enhance and enrich our educational services and launch new programs, services and products to enter into new educational service sectors. According to Frost & Sullivan, we were the first or an early mover in providing K-12 after-school tutoring, overseas test preparation and online education services, as well as making equity investments in various education subsectors with synergetic potentials. We also strive to enhance our students’ learning experience by pioneering new business models and adopting new technologies. We are the first or an early mover in adopting the OMO standardized digital classroom teaching system and dual-teacher model, and in providing location-based live and interactive tutoring service, according to Frost & Sullivan.

BUSINESS

As a market leader and pioneer in private educational services in China, we believe we are well positioned to reinforce our market leadership, leverage economies of scale, and capture and scale up in more market opportunities driven by the growing demand for high quality private educational services in China.

Strong brand recognition

We have successfully established “New Oriental” as a trusted brand with well-established brand recognition in the private education industry and have been delivering high quality and differentiated products and services under the brand to students over decades and across generations enabling recurring revenues. We have successfully achieved two generation coverage through nearly 30 years of operation. As one of the most popular and recognized education brands in China, we have received numerous awards and recognitions for our brand, including being recognized as the “Top 50 Most Valuable Commercial Services Brands” in the world for three consecutive years from 2018 to 2020 according to Brand Finance, the “Top 100 Most Valuable Chinese Brands” for seven consecutive years from 2014 to 2020 according to BrandZ, the “Top 70 Brands for the 70th Anniversary of China” according to China Central Television, or CCTV in 2019, and the “1st C-BPI Brand in China Training Service Industry” for eight consecutive years from 2012 to 2019 according to Chnbrand.

As a result of our strong brand, we believe we are able to maintain pricing power for our high quality courses, have low customer acquisition cost due to strong word-of-mouth referrals, high retention rates, and benefit from cross-selling opportunities among our various educational services and products. We believe that our strong brand also helped us penetrate quickly into new markets and increase our market share in existing markets.

Most comprehensive service and product offerings with life-long one-stop educational services solution

We provide lifelong, one-stop educational services with a diversified portfolio of educational services and products to meet the needs of students in each stage of life. We ranked number one in China in terms of (i) number of types of educational services offering, and (ii) number of examination boards covered by our exam preparation courses (i.e., SAT, TOEFL and etc.) as of August 2020, according to Frost & Sullivan.

Our comprehensive educational services consist of a well-balanced and diversified set of programs, products and services, including primarily (i) all-subject K-12 after-school tutoring courses to supplement students’ regular school curricula in China, (ii) language training and test preparation courses for students taking language and entrance exams used by educational institutions in the PRC and overseas, (iii) comprehensive online education courses focused on after-school tutoring and test preparation courses through Koolearn, and (iv) in-house content development and distribution through our extensive distribution channels.

Our classes are delivered in all formats, including large, small condensed, 1-on-1 offline classes and online classes. Our strategies to offer affordable larger classes, higher priced individualized small or 1-on-1 classes, as well as flexible online class formats through Koolearn, allow us to cater to the diversified education needs of students with customized education solutions.

We believe our comprehensive and diversified educational services and products allow us to differentiate ourselves from our competitors by offering the highest flexibility and broadest selections of course options to students and parents, to address their different and evolving needs. In addition, we aim to continuously serve students on a multi-year, multi-decade and multi-generational basis and achieve cross-selling and up-selling opportunities to better retain students and maximize students’ lifetime value.

Innovative online and offline integration powered by AI technology

We have integrated our offline network and operations with online technology for all of our educational services and operations. A core part of this integration is our OMO system, which we introduced in 2014 as a first mover amongst private educational service providers in China, according to Frost & Sullivan. The system is an online education system that complements and supports our students’ offline learning activities and enhances interactions among teachers, students and parents, incorporating a comprehensive set of technologies, methodologies, and initiatives centering around the digital classroom teaching system.

BUSINESS

With the OMO system, all of our offline teaching expertise, materials, and resources are digitalized, centralized and analyzed, and can be applied across our educational service offerings. In doing so, the OMO system helps increase the efficiency of our internal operations to support our further expansion.

Data on students’ learning behaviors, process and performance from all terminals of the teaching process, including the interactive Q&A machines and a matrix of apps, are collected and analyzed to generate customized teaching content and services for each student. After-class exercises are highly customized to each student based on his/her past performance. Our OMO system provides parents with real-time feedback and closely connects teachers, students and parents. The data analysis also helps teachers prepare their lessons, both those delivered online and offline, helping to standardize and structure lesson content. Based on our rich database, teaching materials can be generated automatically and tailored to the needs of the specific classes. Teachers are thus able to spend more time on content development and individual student interaction.

Our OMO system benefits from the extensive data on teaching techniques, materials, and resources accumulated over our long operating history and as a result of our large scale. As of May 31, 2020, we had accumulated over 55.4 million student enrollments over our operating history of nearly 30 years. Moreover, the system accumulates additional data from all participants in our education ecosystem through a wide range of interfaces and terminals, and the data analytics intelligence is constantly advancing and dynamically evolving.

The continued accumulation of data enables us to develop new teaching services, which in turn feeds new data back into the system. This virtuous cycle is difficult to replicate without a long operating history, a massive scale of operations and student enrollments, a comprehensive and technology-driven OMO system, big data analytics and constant and significant investments in R&D, among others, creating a significant barrier to entry, as well as powerful network effects for every incremental student enrollment.

We believe this integration of online and offline education through our OMO system enables us to adapt quickly to the constantly evolving private education industry trends and competitive landscape and maintain our leadership position, such as by realizing and addressing unmet customer demand with new innovative offerings. We are thus able to expand rapidly and further penetrate into new cities while maintaining our high teaching quality, achieve economies of scale by increasing student to teacher ratio, improve utilization of classroom capacity, and address excess demand in lower-tier cities.

Systematic approach to hiring and training high quality teachers

We are committed to delivering the best learning experience to students by placing a heavy emphasis on the recruitment, training, and retention of high quality teachers.

We have adopted stringent teacher recruitment standards and a selective hiring process. As of May 31, 2020, we employed approximately 41,400 teachers many of whom are from top universities in China or have studied overseas.

We have developed systematic training and career development programs in order to groom our teachers into high quality educators, mentors and brand ambassadors. Such programs are designed to nurture all of our teachers as a whole, allowing us to be all inclusive and less reliant on individual teachers. Our training focuses on standardizing and enhancing teaching methods, teaching new skills, and fostering a school culture based on innovation, inspiration and community. The systematic training programs also ensure that teachers can adapt to our innovative and inspirational instruction approach and adhere to the New Oriental culture throughout their teaching.

We offer training through our online teacher training platform and onsite training courses both in China and overseas. We also leverage data from our OMO system to provide comprehensive training to teachers in order to achieve consistency in teaching quality across our teacher cohorts. Over nearly 30 years of operation, we have fine-tuned our training programs to strike a balance between standardization to promote efficiency, and creativity to foster innovation and inspiration. We have also instituted a dual-track career development framework, to ensure a transparent and visible career progression path for our teachers. Furthermore, we help teachers build their personal brand and expand their personal influence through various measures, such as providing enhanced support on their teaching platforms.

BUSINESS

We believe that our competitive and incentivizing remuneration package, career advancement opportunities, and systematic teacher training programs allow us to recruit, train and retain top quality teachers in the industry.

Superior content creation capabilities

We offer superior educational content to our students through our various high quality content developed in-house and our application of technology.

We have a dedicated and centralized content development team for our educational content. We have adopted big data analytics and AI technologies to our content development process, which enable us to automatically generate teaching materials tailored to the needs of specific classes, incorporate self-adaptive features to our content and make further refinements to our content based on student feedback.

We are also one of the first education companies in China to help teachers publish their teaching content, according to Frost & Sullivan. By incorporating content from teachers into our education programs, we ensure our content is derived from authors with first-hand experience in the field.

We have worked with Cambridge University Press, Oxford University Press, Educational Testing Service, Cengage Learning, the Northern Consortium (NCUK) and other education content providers to develop and distribute localized versions of selected educational materials in China. We were the first mover amongst private educational service providers in China to cooperate with international education content providers to develop and publish localized and customized teaching materials and content in China in 2005, according to Frost & Sullivan. In the fiscal year ended May 31, 2020, we developed and edited approximately 260 titles and distributed approximately 17.1 million books authored or licensed by us in China.

We also provide educational content packages to schools and institutional customers such as universities, public libraries, telecom operators and online video streaming service providers, further validating that our content has gained market acceptance among the institutional customers and providers.

Visionary and experienced management team

Our management team has an aggregate of about 70 years of experience in the education industry and evolves with each new initiatives to ensure that we continue to deliver the best products and services to our customers.

Our founder and executive chairman, Mr. Michael Minhong Yu, is a renowned expert in English language teaching with over 35 years of experience in the education industry, and is a leader in the education community in China. He serves as the Vice Chairman of the Education Committee of the Central Committee of the China Democratic League. He has also received numerous awards including Influential Education Figure of the Year by Huanqiu.com in 2019, Outstanding Entrepreneurs from 40 Years of Reform and Opening Up by Central United Front Work Department and All-China Federation of Industry and Commerce in 2018, and 2017-2018 Global Chinese Education Leader by Overseas Chinese Charity Foundation of China and Phoenix Education in 2018. Our director and CEO, Mr. Chenggang Zhou, has served in multiple positions at our Company for over 20 years, which gives him a thorough understanding of all key aspects of our business. He has over 33 years of experience in the education and media sector. Our chief financial officer, Mr. Zhihui Yang, has served in multiple positions at our Company for over 14 years. He has over 23 years of experience in the education, accounting and finance sector.

Our other management team members also have extensive experience in and deep knowledge of China’s private education industry. Our management team shares a passion for education and is committed to providing top quality educational services, which we believe will continue to drive our business growth, promote our brand and achieve our goals.

BUSINESS

OUR STRATEGIES

Further solidify our market leadership

We will further solidify our market leadership. We plan to penetrate existing cities and enter new markets while maintaining our high teaching quality by leveraging our first mover advantages in a variety of new educational services, our trusted brand with well-established brand recognition, and our operational expertise from our nearly 30 years of operating history and our comprehensive private educational services. We have maintained rapid expansion of our nationwide physical network of schools, learning centers and classroom capacity over the past few years, and we plan to continuously expand in the future. We plan to increase our capacities in cities where we currently operate, and to a lesser extent, expand into new cities with unserved or underserved student demand for our education services. We will further develop our online and offline integration and develop features, functions and applications of our OMO system and pure-play online platforms to adapt quickly to the constantly evolving trends in the private education industry and competitive landscape.

Continue to expand content and service offerings with improving quality and enhance students’ learning experience

We will continue to enrich our comprehensive course and product offerings in our education ecosystem, with a focus on expanding our subjects for K-12 after-school tutoring courses, by developing more high-quality and individualized programs to address students’ evolving demands. We will provide differentiated service offerings for students in each stage of their life and in different tier cities. In particular, we intend to attract students in the earlier stages of their lifelong learning journeys and cross-sell our course offerings to maximize students’ lifetime value.

We intend to enhance students’ learning experience by developing more innovative and interactive features and functions and upgrading our in-house content and program creation and development capabilities. In doing so, we plan to enhance students engagement and increase student retention rate. We also plan to improve the personalized learning experience of our students by leveraging our technologies and data on students’ learning behaviors, process and performance, for example by enhancing our data analytics capabilities and the use of AI in analyzing students’ learning progress to provide learning contents that cater to students’ capabilities and learning progress.

Continue to recruit, develop and retain teaching talents

To deliver the best educational experience to students, we will continue to place a strong emphasis on recruiting, training, and retaining teaching talents. We plan to leverage highly selective lateral hires and partnership with renowned universities to hire new high quality teachers and retain them with competitive rewards, diversified and clear career advancement opportunities, systematic teaching method and continuous training.

Powered by our OMO system and our systematic training programs such as new teacher training, on-the-job training, and rigorous evaluation, we will continue to ensure top teaching quality while reducing our reliance on individual teachers. We plan to further strengthen our smart Quality Assurance Development system and training materials to elevate all teachers’ teaching quality, and enhance the professional development framework to better support the career development of our teachers.

Further strengthen technology capabilities and continuously increase operational efficiency

We will continue to strengthen our AI and big data capabilities to develop customized programs leveraging students’ behavioral data and to further optimize our operations. We will continue to invest in R&D, including recruiting top-notch technology talents. We will upgrade existing proprietary technologies, such as audio and video streaming, in-class interactive functions, automatic exercise question grading tools, and customized pre-and post-class exercise recommendation, and develop new ones to amplify students’ learning experience.

BUSINESS

We will continue to improve operational efficiency with a systemized and centralized approach. We plan to refine our centralized operation platform that supports all service offerings, with a focus on the system advancing K-12 after-school tutoring business. Leveraging technology, we will further systemize our teaching method and curriculum development to achieve economies of scale as we expand and strengthen our education ecosystem.

Selectively pursue strategic investments and partnerships

We plan to selectively pursue strategic investments in businesses that supplement or enhance our existing operations. We will continue to make investments in various education subsectors that complement our existing businesses and could create synergy. We will also invest in and partner with technology companies and content service providers to enhance our technology and content development capabilities.

OUR PROGRAMS, SERVICES AND PRODUCTS

Pre-school, Primary and Secondary Schools

We established our first full-time private primary and secondary school in Yangzhou in 2002. Our Yangzhou school is a private boarding school for students in grades 1 to 12 seeking a full curriculum, with a strong emphasis on English language training. As of May 31, 2020, there were over 3,400 students, over 369 teachers and over 242 supporting staff at the Yangzhou school. The school has been regarded as one of the best secondary schools in the local market for students looking to pursue higher education studies overseas. In our fiscal year ended May 31, 2020, tuition, including boarding fees, at the Yangzhou school ranged from RMB26,000 to RMB100,800 per year. Following the success of Yangzhou school, we opened an international high school in Beijing in July 2010, which has evolved into a private school for students in grades 1 to 12. In our fiscal year ended May 31, 2020, tuition, including boarding fees, at our Beijing school ranged from RMB126,800 to RMB184,700 per year. We established our pre-school business with the opening of our first kindergarten in Beijing in September 2007. We subsequently opened four more kindergartens in four cities and acquired three kindergarten chains in three cities.

After the promulgation of the Preschool Opinions, we did not make any investment in for-profit kindergartens using funds from the capital market or acquire any for-profit kindergartens assets with stock or cash consideration in order to comply with the Preschool Opinions. The contribution of kindergartens have been immaterial to our business, we derived less than 1% of our total net revenues from our kindergartens for each of the fiscal years ended May 31, 2018, 2019 and 2020. Based on the foregoing, our PRC Legal Adviser is of the view that the restrictions of the Preschool Opinions on the investment in or acquisition of for-profit kindergartens would not materially and negatively impact our business and operations. See “Risk Factors — Risks Related to Our Corporate Structure — If the PRC government finds that the agreements that establish the structure for operating some of our China business do not comply with applicable PRC laws and regulations relating to the relevant industries, or if these regulations or the interpretation of existing regulations change in the future, we could be subject to severe penalties or be forced to relinquish our interests in those operations.”

DATA PRIVACY AND SECURITY

We are committed to protecting our students and parents’ personal information and privacy. We have established and implemented internal policies on data collection, processing and usage. We collect personal information and other data that is related to the products and services we provide, with students and (in the case of minors) parents’ prior consent.

To ensure the confidentiality and integrity of our data, we maintain comprehensive and rigorous data security measures. We anonymize and encrypt confidential personal information and take other technological measures to ensure the secure processing, transmission and usage of data. We have also established stringent internal protocols under which we grant classified access to confidential personal data only to limited employees with access authorization.

We have built a backup system that runs on different servers to minimize the risk of data loss. Our back-end security system handles malicious attacks to safeguard the security of our data.

BUSINESS

See “Risk Factors — Risks Related to Our Business — Failure to comply with governmental regulation and other legal obligations concerning personal information protection may adversely affect our business, as we routinely collect, store and use personal information during our business.”

INTELLECTUAL PROPERTY

Our trademarks, copyrights, trade secrets and other intellectual property rights distinguish our services and products from those of our competitors and contribute to our competitive advantage in our target markets. To protect our brand and other intellectual property, we rely on a combination of trademark, copyright and trade secrets laws as well as confidentiality agreements with our employees, contractors and others. As of May 31, 2020, we had many works of art copyrights and software copyrights in China relating to various aspects of our operations, and 16 main trademark registrations in China, of which “ ”, “ ”, and “ ” have been recognized as “well-known trademarks” in civil action adjudicated and/or administrative determination in China. Our main websites are located at www.xdf.cn, www.neworiental.org and www.koolearn.com. In addition, we have registered other domain names, including dogwood.com.cn, blingabc.com, ileci.com, donut.cn, 51pigai.com and steamxdf.com.

We have adopted guidelines, procedures and safeguards designed to educate our employees and contractors regarding the importance of respecting the intellectual property rights of third parties, and detect and prevent any conduct or activities by our employees or contractors that infringe or have the potential to infringe upon such third-party rights. The guidelines specify certain key principles and policies that we require all of our employees and contractors to uphold as a fundamental condition of their employment. The procedures and safeguards we have implemented to ensure compliance with these principles and policies include the assignment of dedicated staff to monitor and enforce compliance with these intellectual property guidelines, including in particular our content control group, which reviews the content of our course materials to ensure that no infringing materials are used in our classrooms. We have also made efforts to ensure that our marketing materials are reviewed and approved by appropriate management before being distributed to the public. We believe these guidelines, procedures and safeguards increase our ability to avoid infringing or potentially infringing activities, reduce our exposure to third party claims and protect our reputation as a company that respects the intellectual property rights of third parties.

EMPLOYEES

We had 44,531, 54,758 and 69,438 full-time employees and 9,711, 9,569 and 11,689 contract teachers and staff as of May 31, 2018, 2019 and 2020, respectively.

We enter into employment contracts with our full-time employees which contain standard confidentiality provisions. We also enter into standalone confidentiality and non-compete agreements with our key full-time employees. Our contract teachers generally enter into exclusive service agreements with us.

As required by regulations in China, we participate in various employee social security plans that are organized by municipal and provincial governments for our PRC-based full-time employees, including pension, unemployment insurance, childbirth insurance, work-related injury insurance, medical insurance and housing fund. We are required under PRC law to make contributions to employee benefit plans for our PRC-based full-time employees at specified percentages of the salaries, bonuses and certain allowances of such employees, up to a maximum amount specified by the local governments in China.

Our employees are not covered by any collective bargaining agreement. We consider our relations with our employees to be generally good.

CUSTOMERS AND SUPPLIERS

Our customers primarily consist of our students, and we did not have any single customer who accounted for more than 5% of our revenue for each of the years ended May 31, 2018, 2019 and 2020.

BUSINESS

Given we have a large supplier base, our largest five suppliers accounted for less than 8% of our total purchases for each of the years ended May 31, 2018, 2019 and 2020.

LEGAL AND ADMINISTRATIVE PROCEEDINGS

From time to time, we may be subject to legal or regulatory proceedings, investigations and claims incidental to the conduct of our business.

Litigation

Our company and CEO Chenggang Zhou have been named as defendants in a putative securities class action filed in the United States District Court for the District of New Jersey: Amy Chan v. New Oriental Education & Technology Group Inc., et al., Civil Action No. 16-cv-9279-KSH-CLW (filed on December 15, 2016). On March 30, 2017, the court entered an order appointing lead plaintiffs of this action. On May 30, 2017, the lead plaintiffs filed their first amended complaint.

The pending action was purportedly brought on behalf of a class of persons who allegedly suffered damages as a result of their trading in our ADSs between September 28, 2016 and December 1, 2016. The first amended complaint alleges that our company’s public filings contained material misstatements and omissions in violation of the U.S. federal securities laws. In particular, the first amended complaint alleges that the Company helped students “ghostwrite” their college applications in contravention of the Company’s public disclosures, which had described the Company’s services as being in the nature of academic consulting and advice. On July 31, 2017, our company filed a motion to dismiss the first amended complaint. On July 3, 2019, the court granted our company’s motion to dismiss the first amended complaint in its entirety for failure to state a claim. However, at plaintiffs’ request, the court allowed plaintiffs to amend their complaint again.

On August 19, 2019, pursuant to the leave granted by the court, the lead plaintiffs filed their second amended complaint advancing similar allegations against those in the first amended complaint. The main substantive difference with the first dismissed complaint is that the second amended complaint includes allegations from additional purported anonymous former employees. On September 3, 2019, our company filed a motion to dismiss the second amended complaint. On May 5, 2020, the court administratively terminated the case upon the parties’ notification of their intention to settle the matter, if possible. On June 3, 2020, the lead plaintiffs filed a motion for preliminary approval of a class action settlement, which is now pending before the court. The case remains ongoing.

We and our legal advisers are of the view that this lawsuit is without merit because, among other reasons, our Company’s first motion-to-dismiss was granted in its entirety by the court. Among other bases for our arguments for dismissal that the court accepted are that plaintiffs failed to advance any well-pled allegations supporting the required legal elements of misstatements or omissions and scienter. The second amended complaint is, as explained above, substantially similar to the first one, and we believe it is without merit for substantially the same reasons. Although the parties decided to settle the case while the second motion-to-dismiss was pending, after more than three years since the commencement of this litigation, the settlement does not involve any admission by either party.

We have been subject to copyright, trademark and trade name infringement claims and legal proceedings in the past which related to, among other things, infringement of third parties’ copyrights in materials distributed by us and the unauthorized use of a third party’s name in connection with the marketing and promotion of one of our programs, and we may be subject to similar claims and legal proceedings from time to time in the future. As of October 21, 2020, we were involved in 13 outstanding intellectual property infringement actions, as the plaintiff in seven and defendant in six (which were brought by the same plaintiff), where the amount claimed by the plaintiff is immaterial to the Company.

In the opinion of Tian Yuan Law Firm, our PRC Legal Adviser, our significant subsidiaries incorporated in the PRC were in compliance with relevant PRC laws and regulations in all material aspects for each of the years ended May 31, 2018, 2019 and 2020.

FINANCIAL INFORMATION

The following section sets forth supplemental financial information for the years ended May 31, 2018, 2019 and 2020 and as of May 31, 2018, 2019 and 2020 and for the three months ended August 31, 2019 and 2020 and as of August 31, 2020, including certain new disclosures made in connection with the Listing.

The following consolidated financial data for the periods and as of the dates indicated are qualified by reference to and should be read in conjunction with our consolidated financial statements and related notes and Item 5. “Operating and Financial Review and Prospects” in our 2020 Form 20-F as well as our unaudited interim condensed consolidated financial statements as of August 31, 2020 and for the three months ended August 31, 2019 and 2020, included as Exhibit 99.1 of our report on Form 6-K furnished to the SEC on October 23, 2020, titled “Unaudited Interim Condensed Consolidated Financial Statements as of August 31, 2020 and for the three months ended August 31, 2019 and 2020” and the related disclosures contained herein and therein.

OVERVIEW

We are the most comprehensive private educational services provider in China in terms of service and product offerings, according to Frost & Sullivan. We are committed to offering comprehensive educational services and products to meet the evolving needs of students in each stage of their life (from kindergarten through to adult), including K-12 after-school tutoring (“AST”), test preparation, language training, pre-school, primary and secondary schools, education materials and distribution, online education, and other services. Our educational services are delivered via our nationwide physical network of 104 schools, 1,361 learning centers and 12 bookstores under our “New Oriental” brand across 91 cities in China as of May 31, 2020, as well as our online learning platforms under the “Koolearn,” “DFUB,” and “Donut” brands.

Our education ecosystem as a whole has achieved significant scale. As of May 31, 2020, we had accumulated over 55.4 million student enrollments. Our student enrollments in this document refer to those for our K-12 AST, test preparation, and other courses (which we formerly referred to as language training and test preparation courses). Our total net revenues increased from US$2,447.4 million for the fiscal year ended May 31, 2018 to US$3,578.7 million for the fiscal year ended May 31, 2020, representing a CAGR of 20.9%. Net income attributable to New Oriental Education & Technology Group Inc.’s shareholders increased from US$296.1 million in the fiscal year ended May 31, 2018 to US$413.3 million in the fiscal year ended May 31, 2020, representing a CAGR of 18.1%.

SELECTED STATEMENTS OF OPERATIONS ITEMS

Net Revenues

In the fiscal years ended May 31, 2018, 2019 and 2020 and the three months ended August 31, 2020, we generated total net revenues of US$2,447.4 million, US$3,096.5 million, US$3,578.7 million and US$986.4 million, respectively. Our revenues are net of PRC business taxes and related surcharges as well as refunds.

We currently derive revenues from the following sources:

•

educational programs and services, which accounted for 88.5%, 90.0%, 90.3% and 94.9% of our total net revenues in the fiscal years ended May 31, 2018, 2019 and 2020 and the three months ended August 31, 2020, respectively; and

•

books and other services, which accounted for 11.5%, 10.0%, 9.7% and 5.1% of our total net revenues in the fiscal years ended May 31, 2018, 2019 and 2020 and the three months ended August 31, 2020, respectively.

FINANCIAL INFORMATION

Educational Programs and Services

Our educational programs and services consist of K-12 AST, test preparation, and other courses, pre-school education, primary and secondary school education and online education. Revenues from K-12 AST, test preparation, and other courses accounted for 82.7%, 84.2%, 85.0% and 88.7%, respectively, of our total net revenues in the fiscal years ended May 31, 2018, 2019 and 2020 and the three months ended August 31, 2020. We expect to continue to derive a substantial majority of our revenues from educational programs and services.

We recognize revenues from course fees collected for enrollment in our K-12 AST, test preparation, and other courses and online education proportionally as we deliver the instruction over the period of the course. Course fees are generally paid in advance by students and are initially recorded as deferred revenue. Students are entitled to a short-term trial period which commences on the date the course begins. Tuition refunds are provided to students if they decide within the trial period that they no longer want to take the course. After the trial period, if a student withdraws from a class, usually only those collected but unearned portion of the fee is available to be refunded. We recognize revenues from school fees collected for enrollment in our pre-school education and primary and secondary schools ratably over the corresponding academic year.

Our courses generally have the highest revenue in our first fiscal quarter within the same fiscal year, which runs from June 1 to August 31 of each year, primarily because many students enroll in our courses during the summer vacation to prepare for admissions and assessment tests in subsequent school terms. In addition, we have generally experienced higher revenue in our third fiscal quarter, which runs from December 1 to February 28 of each year, primarily because many students enroll in our test preparation courses during the winter school holidays. Our K-12 AST courses tend to have higher revenue in the second half of our fiscal year, primarily because we gain more student enrollments as it gets closer to the exam season, such as the Zhongkao and Gaokao. We expect quarterly fluctuations in our revenues and results of operations to continue.

Books and Other Services

We distribute and sell books and other educational materials developed or licensed by us through our own distribution channels, which consist of our bookstores and websites, and also through third-party distributors. We normally provide books and other educational materials that are required for our courses and do not separately charge students for these items. We recognize revenues from sales of books and other educational materials when the products are sold to end customers. As we believe successful content development is important to the success of our business, we intend to continuously enhance the quality and breadth of our education content offerings and distribute more books and other educational materials through our own bookstores, as well as third-party distributors.

Other service revenues are primarily derived from consulting services to students regarding overseas studies and study tours.

Operating Cost and Expenses

Our operating cost and expenses consist of cost of revenues, selling and marketing expenses and general and administrative expenses. The following table sets forth the components of our operating cost and expenses and as a percentage of total net revenues for the periods indicated.

	For the Years Ended May 31,						For the Three Months Ended August 31,
	2018		2019		2020		2019		2020
(in thousands, except percentages)	US$	%	US$	%	US$	%	US$	%	US$	%

Net revenues	2,447,430	100.0	3,096,491	100.0	3,578,682	100.0	1,071,777	100.0	986,366	100.0
Operating cost and expenses:
Cost of revenues	(1,065,740)	(43.5)	(1,376,269)	(44.5)	(1,588,899)	(44.4)	(440,229)	(41.1)	(464,866)	(47.1)
Selling and marketing	(324,249)	(13.2)	(384,287)	(12.4)	(445,259)	(12.4)	(101,193)	(9.4)	(116,883)	(11.8)
General and administrative	(794,482)	(32.5)	(1,034,028)	(33.4)	(1,145,521)	(32.0)	(284,159)	(26.5)	(254,312)	(25.8)

Total operating cost and expenses	(2,184,471)	(89.2)	(2,794,584)	(90.3)	(3,179,679)	(88.9)	(825,581)	(77.0)	(836,061)	(84.8)

FINANCIAL INFORMATION

Cost of Revenues

Cost of revenues for educational programs and services primarily consists of teaching fees and performance-linked bonuses paid to our teachers and rental payments for our schools and learning centers and, to a lesser degree, depreciation and amortization of property and equipment used in the provision of educational services, as well as costs of course materials.

Our teachers consist of both full-time teachers and contract teachers. Full-time teachers deliver instruction and may also be involved in management, administration and other functions at our schools. Full-time teachers’ compensation and benefits primarily consist of teaching fees based on hourly rates, performance-linked bonuses based on student evaluations, as well as base salary, annual bonus and standard employee benefits in connection with their services other than teaching. Compensation of our contract teachers, who we mainly hire based on fluctuation in demand, is comprised primarily of teaching fees based on hourly rates and performance-linked bonuses based on student evaluations and other factors. We account for teaching fees and performance-linked bonuses paid to our teachers as cost of revenues as they are directly associated with the provision of educational services. Cost of books and other materials primarily consist of printing costs of books and other materials, and licenses fees, royalties and other fees paid to content licensors, publishing companies and third-party distributors. We anticipate that our total cost of revenues will continue to increase as we continue to open new schools and learning centers and hire additional teachers.

Selling and Marketing Expenses

Our selling and marketing expenses primarily consist of human resources expenses and other expenses relating to advertising, seminars, marketing and promotional trips and other community activities for brand promotion purpose. We expect that our selling and marketing expenses will continue to increase as we further expand into new geographic locations and enhance our brand recognition.

General and Administrative Expenses

Our general and administrative expenses primarily consist of compensation and benefits of administrative staff, R&D expenses, costs of third-party professional services, rental and utilities payments relating to office and administrative functions, and depreciation and amortization of property and equipment used in our general and administrative activities. We expect that our general and administrative expenses will increase in the near term as we hire additional personnel and incur additional costs in connection with the expansion of our business.

Share-based Compensation Expenses

In January 2016, we adopted the 2016 Share Incentive Plan, under which we are authorized to issue up to 10,000,000 common shares pursuant to awards (including options) granted to our employees, directors and consultants. Since the adoption of our 2016 Share Incentive Plan, we have granted a total of 3,132,665 non-vested equity shares, among which, 1,029,304 and 181,715 were granted in the fiscal years ended May 31, 2019 and 2020, respectively, 77,224 and 143,744 shares were forfeited in the fiscal years ended May 31, 2019 and 2020, respectively.

On July 13, 2018, the board of directors of Koolearn approved an employee’s share option plan, or the Koolearn Pre-IPO Share Option Scheme, under which Koolearn is authorized to issue up to 47,836,985 ordinary shares pursuant to awards granted to the directors, senior management, employees and contractors of Koolearn. Since the adoption of the Koolearn Pre-IPO Share Option Scheme, Koolearn has granted options to obtain an aggregate of 47,836,985 shares in Koolearn to 144 grantees under the Koolearn Pre-IPO Share Option Scheme. 2,360,000 shares were forfeited and 3,129,000 shares were canceled in the fiscal year ended May 31, 2020.

On January 30, 2019, the board of directors of Koolearn approved an employee’s share option plan, or the Koolearn Post-IPO Share Option Scheme, under which Koolearn is authorized to issue up to 91,395,910 ordinary shares pursuant to awards granted to, among others, directors, employees of Koolearn or its affiliate. Since the adoption of the Koolearn Post-IPO Share Option Scheme, Koolearn has granted options to obtain an aggregate of 40,000,000 shares in Koolearn to 552 grantees under the Koolearn Post-IPO Share Option Scheme. 1,801,000 shares were forfeited and nil shares were canceled in the fiscal year ended May 31, 2020.

FINANCIAL INFORMATION

We account for share-based compensation expenses in accordance with an authoritative accounting pronouncement, which requires share-based compensation expense to be determined based on the fair value of our common shares as of their grant date. The following table sets forth the allocation of our share-based compensation expenses (including Koolearn’s share-based compensation expenses), both in absolute amount and as a percentage of total share-based compensation expenses, among our employees based on the nature of work which they were assigned to perform.

	For the Years Ended May 31,						For the Three Months Ended August 31,
	2018		2019		2020		2019		2020
(in thousands, except percentages)	US$	%	US$	%	US$	%	US$	%	US$	%

Allocation of Share-based Compensation Expense:
Cost of revenues	—	—	134	0.2	2,224	3.6	36	0.3	1,483	9.4
Selling and marketing	—	—	1,205	1.7	4,227	6.8	365	3.3	2,597	16.4

General and administrative	57,443	100.0	69,997	98.1	55,606	89.6	10,619	96.4	11,753	74.2

Total	57,443	100.0	71,336	100.0	62,057	100.0	11,020	100.0	15,833	100.0

For options granted to our employees and directors, we record share-based compensation expenses based on the fair value of our common shares underlying options as of the date of option grant and amortize the expenses over the vesting periods of the options. For non-vested equity shares granted to employees and directors, we record share-based compensation expenses based on the quoted market price of our ADSs on the grant date and amortize the expenses over the vesting periods of the non-vested equity shares.

RESULTS OF OPERATIONS

The following table sets forth a summary of our consolidated results of operations for the periods indicated. This information should be read together with our consolidated financial statements and related notes included elsewhere in this document. The operating results in any period are not necessarily indicative of the results that may be expected for any future period.

	For the Three Months Ended August 31,
(in thousands of US$ except share and per share data)	2019	2020
Net revenues:
Educational programs and services	996,532	935,587
Books and other services	75,245	50,779

Total net revenues	1,071,777	986,366
Operating cost and expenses:(1)
Cost of revenues	(440,229)	(464,866)
Selling and marketing	(101,193)	(116,883)
General and administrative	(284,159)	(254,312)

Total operating cost and expenses	(825,581)	(836,061)

Operating income	246,196	150,305

Other income, net	8,671	62,818

Provision for income (loss) taxes:
Current	(52,670)	(43,584)

FINANCIAL INFORMATION

Deferred	1,834	(15,538)

Provision for income taxes	(50,836)	(59,122)

Loss from equity method investments	(803)	(3,167)

Net income	203,228	150,834

Less: Net loss attributable to noncontrolling interests	(5,762)	(23,818)
Net income attributable to New Oriental Education & Technology Group Inc.’s shareholders	208,990	174,652

Net income per common share attributable to shareholders of New Oriental Education & Technology Group Inc.(2)
- Basic	1.32	1.10

- Diluted	1.31	1.09

Weighted average shares used in calculating basic net income per common share	158,246,454	158,930,841
Weighted average shares used in calculating diluted net income per common share	159,667,569	159,769,635

Notes:

(1)	Share-based compensation expenses are included in our operating cost and expenses as follows:

	For the Years Ended May 31,			For the Three Months Ended August 31,
(in thousands of US$)	2018	2019	2020	2019	2020
Cost of revenues	—	134	2,224	36	1,483
Selling and marketing	—	1,205	4,227	365	2,597
General and administrative	57,443	69,997	55,606	10,619	11,753

Total	57,443	71,336	62,057	11,020	15,833

(2)	Each ADS represents one common share.

Three Months Ended August 31, 2020 Compared to Three Months Ended August 31, 2019

Net Revenues. Our total net revenues decreased by 8.0% from US$1,071.8 million in the three months ended August 31, 2019 to US$986.4 million in the three months ended August 31, 2020. This decrease was primarily due to the decreased revenues from both educational programs and services as well as from books and other services.

•

Educational Programs and Services. Net revenues from our educational programs and services decreased by 6.1% from US$996.5 million in the three months ended August 31, 2019 to US$935.6 million in the three months ended August 31, 2020. This decrease was primarily due to the decrease in revenues from K-12 AST, test preparation, and other courses from US$949.7 million in the three months ended August 31, 2019 to US$875.4 million in the three months ended August 31, 2020. The decrease in revenues from K-12 AST, test preparation, and other courses was mainly attributable to the decrease in revenues from test preparation and other courses from US$254.4 million in the three months ended August 31, 2019 to US$127.8 million in the three months ended August 31, 2020 due to the COVID-19 pandemic, partially offset by an increase in revenues from K-12 AST courses from US$695.3 million in the three months ended August 31, 2019 to US$747.6 million in the three months ended August 31, 2020. The increase in revenues from K-12 AST courses was mainly due to the increase in student enrollment in those courses. The slower growth rate of revenues from K-12 AST was mainly due to the impact of COVID-19, including delayed enrollment for summer and autumn classes and the shortening of summer holiday in many major cities by one to two weeks this year, as well as the delayed resumption of offline operation in certain cities. The number of student enrollments for our K-12 AST courses increased from approximately 2.3 million in the three months ended August 31, 2019 to approximately 2.8 million in the three months ended August 31, 2020. The number of student enrollments for our test preparation and other courses decreased from approximately 288 thousand in the three months ended August 31, 2019 to approximately 160 thousand in the three months ended August 31, 2020. The impact on K-12 AST courses was to a lesser extent when compared with test preparation and other courses. Test preparation and other courses had been affected by the continuous global impact of the pandemic as study and traveling abroad were restricted, while K-12 AST had experienced signs of recovery as the pandemic gradually fades in China.

FINANCIAL INFORMATION

•

Books and Other Services. Net revenues from sales of books and other educational materials and services decreased by 32.5% from US$75.2 million in the three months ended August 31, 2019 to US$50.8 million in the three months ended August 31, 2020, primarily due to the decreased revenue from overseas consulting business and study tour in the three months ended August 31, 2020 due to the impact of COVID-19.

Operating Cost and Expenses. Our total operating cost and expenses increased by 1.3% from US$825.6 million in the three months ended August 31, 2019 to US$836.1 million in the three months ended August 31, 2020. This increase resulted from increases in our cost of revenues and selling and marketing expenses, partially offset by a decrease in general and administrative expenses. Our operating cost and expenses continue to increase as we continue to open new schools and learning centers and hire additional teachers. We track the number of teachers, schools and learning centers as a key indicator for our operating cost and expenses and manage our expenditures and budget accordingly. Our total numbers of schools and learning centers were 112 and 1,360, respectively, as of August 31, 2020, compared to 95 and 1,166, respectively, as of August 31, 2019. We employed approximately 35,300 and 42,400 teachers as of August 31, 2019 and 2020, respectively.

•

Cost of Revenues. Our cost of revenues increased by 5.6% from US$440.2 million in the three months ended August 31, 2019 to US$464.9 million in the three months ended August 31, 2020. This increase was primarily due to increases in teachers’ compensation and higher rental costs for the increased number of schools and learning centers in operation during the three months ended August 31, 2020. Teachers’ compensation constituted over 60% of our cost of revenues in the three months ended August 31, 2019 and 2020, and rental costs constituted over 15% during the same periods of our cost of revenues.

•

Selling and Marketing Expenses. Our selling and marketing expenses increased by 15.5% from US$101.2 million in the three months ended August 31, 2019 to US$116.9 million in the three months ended August 31, 2020. This increase was primarily due to addition of a number of customer service representatives and marketing staff with the aim of capturing the new market opportunity during the COVID-19 period, especially for new initiatives in K-12 tutoring on our pure online education platform, Koolearn. Market promotion expenses constituted over 35% of our selling and marketing expenses in the three months ended August 31, 2019 and 2020, and human resources expenses constituted over 35% during the same periods of our selling and marketing expenses.

•

General and Administrative Expenses. Our general and administrative expenses decreased by 10.5% from US$284.2 million in the three months ended August 31, 2019 to US$254.3 million in the three months ended August 31, 2020. This decrease was primarily due to a decrease of US$39.8 million in general and administrative related human resources expenses and a decrease of US$9.5 million in general operational expenses during the three months ended August 31, 2020 as we took various cost control measures during the three months ended August 31, 2020. Human resources expenses constituted over 45% of our general and administrative expenses in the three months ended August 31, 2019 and 2020, and administrative expenses constituted over 15% during the same periods of our general and administrative expenses.

FINANCIAL INFORMATION

Other Income, Net. Our other income, net increased from US$8.7 million in the three months ended August 31, 2019 to US$62.8 million in the three months ended August 31, 2020, which was primarily due to increase in interest income and certain VAT exemption due to the COVID-19.

Provision for Income Tax. Our income tax expense increased by 16.3% from US$50.8 million in the three months ended August 31, 2019 to US$59.1 million in the three months ended August 31, 2020. The increase was primarily due to an increase in valuation allowance for deferred tax assets in the three months ended August 31, 2020.

Net Income. As a result of the foregoing, our net income in the three months ended August 31, 2020 was US$150.8 million, compared to US$203.2 million in the three months ended August 31, 2019. Our net income in the three months ended August 31, 2020 included US$23.8 million in net loss attributable to noncontrolling interests, which was primarily attributable to the interest of the noncontrolling shareholders in Koolearn.

Discussion of Segment Operations

For the years ended May 31, 2018, 2019 and 2020 and the three months ended August 31, 2020, we identified seven operating segments, including (i) K-12 AST, test preparation, and other courses (which we formerly referred to as language training and test preparation courses), (ii) primary and secondary school education, (iii) online education, (iv) content development and distribution, (v) pre-school education, (vi) overseas study consulting services, and (vii) study tours. In the year ended May 31, 2020, we identified K-12 AST, test preparation, and other courses as a reportable segment. Primary and secondary school education, online education, content development and distribution, pre-school education, overseas study consulting services and study tours operating segments were aggregated as others because individually they do not exceed the 10% quantitative threshold.

Net revenues from our K-12 AST, test preparation, and other courses accounted for 82.7%, 84.2%, 85.0% and 88.7%, respectively, of our total net revenues in the fiscal years ended May 31, 2018, 2019 and 2020 and the three months ended August 31, 2020. We recognize revenues from course fees collected for enrollment in our K-12 AST, test preparation, and other courses proportionally as we deliver the instruction over the period of the course.

Cost of revenues for our K-12 AST, test preparation, and other courses primarily consists of teaching fees and performance-linked bonuses paid to our teachers, rental payments for our schools and learning centers and, to a lesser degree, depreciation and amortization of property and equipment used in the provision of educational services.

Selling and marketing expenses for our K-12 AST, test preparation, and other courses primarily consist of marketing and promotion expenses and other costs related to our selling and marketing activities.

General and administrative expenses for our K-12 AST, test preparation, and other courses primarily consist of compensation and benefits of administrative staff of our K-12 AST, test preparation, and other courses segment, compensation and benefits, rental and utilities payments relating to office and administrative functions of our K-12 AST, test preparation, and other courses segment, depreciation and amortization of property and equipment used in the general and administrative activities of our K-12 AST, test preparation, and other courses segment and, to a lesser extent, costs to develop our curriculum.

The following table lists our net revenues and operating cost and expenses of K-12 AST, test preparation, and other courses reportable segment, excluding the unallocated corporate expenses, for the periods indicated.

FINANCIAL INFORMATION

	For the Years Ended May 31,			For the Three Months Ended August 31,
(in thousands of US$)	2018	2019	2020	2019	2020
Net revenues of the reportable segment:
K-12 AST, test preparation, and other courses	2,022,978	2,605,829	3,040,741	949,730	875,395
Total net revenues of the reportable segment	2,022,978	2,605,829	3,040,741	949,730	875,395

Total net revenues of our company	2,447,430	3,096,491	3,578,682	1,071,777	986,366

Operating cost and expenses of the reportable segment:
Cost of revenues:
K-12 AST, test preparation, and other courses	(869,012)	(1,128,355)	(1,304,239)	(365,627)	(387,404)
Selling and marketing:
K-12 AST, test preparation, and other courses	(193,851)	(212,170)	(218,739)	(57,325)	(62,606)
General and administrative:
K-12 AST, test preparation, and other courses	(504,985)	(675,315)	(729,125)	(189,281)	(156,557)

Total operating cost and expenses of the reportable segment	(1,567,848)	(2,015,840)	(2,252,103)	(612,233)	(606,567)

Total operating cost and expenses of our company	(2,184,471)	(2,794,584)	(3,179,679)	(825,581)	(836,061)

Three Months Ended August 31, 2020 Compared to Three Months Ended August 31, 2019

Net Revenues of K-12 AST, test preparation, and other courses

Net revenues from our K-12 AST, test preparation, and other courses decreased by 7.8% from US$949.7 million in the three months ended August 31, 2019 to US$875.4 million in the three months ended August 31, 2020, primarily due to the factors discussed in “— Results of Operations — Three Months Ended August 31, 2020 Compared to Three Months Ended August 31, 2019 — Net Revenues — Educational Programs and Services.”

Operating Cost and Expenses of K-12 AST, test preparation, and other courses

•

Cost of Revenues. Cost of revenues for our K-12 AST, test preparation, and other courses increased by 6.0% from US$365.6 million in the three months ended August 31, 2019 to US$387.4 million in the three months ended August 31, 2020, primarily due to the factors discussed in “— Results of Operations — Three Months Ended August 31, 2020 Compared to Three Months Ended August 31, 2019 — Operating Costs and Expenses — Cost of Revenues.” Gross profit for our K-12 AST, test preparation, and other courses was US$488.0 million in the three months ended August 31, 2020, compared with US$584.1 million in the three months ended August 31, 2019. Gross profit margin was 55.7% in the three months ended August 31, 2020, compared with 61.5% in the three months ended August 31, 2019.

•

Selling and Marketing Expenses. Selling and marketing expenses for our K-12 AST, test preparation, and other courses increased by 9.2% from US$57.3 million in the three months ended August 31, 2019 to US$62.6 million in the three months ended August 31, 2020, primarily due to the factors discussed in “— Results of Operations — Three Months Ended August 31, 2020 Compared to Three Months Ended August 31, 2019 — Operating Costs and Expenses — Selling and Marketing Expenses.”

•

General and Administrative Expenses. General and administrative expenses for our K-12 AST, test preparation, and other courses decreased by 17.3% from US$189.3 million in the three months ended August 31, 2019 to US$156.6 million in the three months ended August 31, 2020, primarily due to the factors discussed in “— Results of Operations — Three Months Ended August 31, 2020 Compared to Three Months Ended August 31, 2019 — Operating Costs and Expenses — General and Administrative Expenses.”

CRITICAL ACCOUNTING POLICIES

We prepare our consolidated financial statements in accordance with U.S. GAAP, which requires us to make Judgments, estimates and assumptions that affect the reported amounts of our assets and liabilities and the disclosure of our contingent assets and liabilities at the end of each fiscal period and the reported amounts of revenues and expenses during each fiscal period. We continually evaluate these Judgments and estimates based on our own historical experience, knowledge and assessment of current business and other conditions, our expectations regarding the future based on available information and assumptions that we believe to be reasonable, which together form our basis for making Judgments about matters that are not readily apparent from other sources. Since the use of estimates is an integral component of the financial reporting process, our actual results could differ from those estimates. Some of our accounting policies require a higher degree of judgment than others in their application.

FINANCIAL INFORMATION

The selection of critical accounting policies, the Judgments and other uncertainties affecting application of those policies and the sensitivity of reported results to changes in conditions and assumptions are factors that should be considered when reviewing our financial statements. We believe the following accounting policy involves the most significant Judgments and estimates used in the preparation of our consolidated financial statements.

Revenue recognition

On June 1, 2018, we adopted ASC Topic 606 Revenue from Contracts with Customers (“Topic 606”), applying the modified retrospective method to all contracts that were not completed as of June 1, 2018. Results for the years ended May 31, 2019 and 2020 and the three months ended August 31, 2020 are presented under Topic 606, while revenues for the year ended May 31, 2018 are not adjusted and continue to be reported under ASC Topic 605, Revenue Recognition.

Revenue is recognized when control of promised goods or services is transferred to our customers in an amount of consideration to which we expect to be entitled to in exchange for those goods or services. We follow the five steps approach for revenue recognition under Topic 606: (i) identify the contract(s) with a customer, (ii) identify the performance obligations in the contract, (iii) determine the transaction price, (iv) allocate the transaction price to the performance obligations in the contract, and (v) recognize revenue when (or as) we satisfy a performance obligation.

The primary sources of our company’s revenues are as follows:

Educational programs and services

The educational programs and services consist of K-12 AST, test preparation, and other courses, pre-school education, primary and secondary school education and online education. Each contract of educational programs and services is accounted for as a single performance obligation which is satisfied proportionately over the service period. Tuition is generally collected in advance and is initially recorded as deferred revenue. Refunds are provided to students if they decide within the trial period that they no longer want to take the course. After the trial period, if a student withdraws from a class, usually only those unearned portion of the fee is available to be returned. Historically, we haven’t had material refund. We recognize the revenue, net of VAT and surcharges from the educational programs and services proportionately when the services are delivered. US$3,040.7 million and US$875.4 million of revenues of educational programs and services for the year ended May 31, 2020 and the three months ended August 31, 2020, respectively, were derived from K12 AST, test preparation and other courses, and the remaining amount was derived from other segments.

Books and other services

Other service revenues are primarily derived from consulting services to students regarding overseas studies and study tours. Revenues are recognized when promised services are delivered to the customers in an amount of consideration to which we expect to be entitled to in exchange for those services. Each contract includes certain milestones and each of the milestones is considered a single performance obligation which is satisfied at the point of time when the related milestone is reached. Upon the adoption of Topic 606, we estimate the variable consideration to be earned and recognize revenues related to each milestone when the related milestone is achieved. Under the legacy revenue recognition standard, such revenues were deferred and recognized when student admission is reasonably assured. Our company sells books or other educational materials developed or licensed by our own book stores or websites or through third party distributors. Revenues from sales of books and other educational materials is recognized when control of the promised goods is transferred to the customers, in an amount that reflects the consideration we expects to be entitled to in exchange for the goods. All revenues of books and other services were derived from other segments. Our company provides books and other educational materials that are required for our courses and does not separately charge students for these items.

FINANCIAL INFORMATION

Our contract assets consist of accounts receivable and our contract liabilities mainly consist of prepayments from customers (deferred revenue).

Deferred revenues at the beginning of the years ended May 31, 2019 and 2020, amounting to US$1,270.2 million and US$1,301.1 million, were recognized as revenues during the years ended May 31, 2019 and 2020, respectively, representing 41.0% and 36.4% of the total net revenues. The percentages are calculated as ratios of the deferred revenue as of May 31, 2018 and 2019 over the total net revenues recognized in the years ended May 31, 2019 and 2020, respectively. Deferred revenues as of May 31, 2020, amounting to US$1,324.4 million, are expected to be realized in the following year. The difference between the opening and closing balances of the Group’s deferred revenue primarily results from the timing difference between the Group’s satisfaction of its performance obligation and the customer’s payment pattern.

Refund liability mainly related to the estimated refunds that are expected to be provided to students if they decide they no longer want to take the course. Refund liability estimates are based on historical refund ratio on a portfolio basis using the expected value method.

Consolidation of Variable Interest Entity

PRC laws and regulations currently require any foreign entity that invests in the education business in China to be an educational institution with relevant experience in providing educational services outside China. Our offshore holding companies are not educational institutions and do not provide educational services outside China. To comply with the PRC laws and regulations, we conduct substantially all of our business through New Oriental China and its subsidiaries and schools. We have, through our wholly-owned subsidiaries in the PRC, entered into contractual arrangements with New Oriental China, its schools and subsidiaries, and their shareholders such that New Oriental China and its schools and subsidiaries (collectively the “VIEs”) are considered variable interest entities for which we are considered their primary beneficiary. We believe we have substantive kick-out rights per the terms of the option agreement, which gives us the power to control the shareholder of New Oriental China. More specifically, we believe that the terms of the exclusive option agreement are currently exercisable and legally enforceable under PRC laws and regulations. We also believe that the minimum amount of consideration permitted by the applicable PRC law to exercise the option does not represent a financial barrier or disincentive for us to exercise our rights under the exclusive option agreement. A simple majority vote of our board of directors is required to pass a resolution to exercise our rights under the exclusive option agreement, for which consent of the shareholder of New Oriental China is not required. Therefore, we believe this gives us the power to direct the activities that most significantly impact the VIEs’ economic performance. We believe that our ability to exercise effective control, together with the service agreements and the equity pledge agreements, give us the rights to receive substantially all of the economic benefits from the VIEs in consideration for the services provided by our wholly-owned subsidiaries in China. Accordingly, as the primary beneficiary of the VIEs and in accordance with U.S. GAAP, we consolidate their financial results and assets and liabilities in our consolidated financial statements.

On May 10, 2018, Dexin Dongfang, a wholly-owned PRC subsidiary of Koolearn, our controlled subsidiary, entered into contractual arrangements with Beijing Xuncheng, its subsidiaries, and its shareholders such that Beijing Xuncheng and its subsidiaries (collectively the “Xuncheng VIEs”) are considered variable interest entities for which Koolearn is considered as their primary beneficiary. We believe Koolearn has substantive kick-out rights per the terms of the exclusive option agreement, which gives Koolearn the power to control the shareholders of Beijing Xuncheng. More specifically, we believe that the terms of the exclusive option agreement are currently exercisable and legally enforceable under PRC laws and regulations. We also believe that the minimum amount of consideration permitted by the applicable PRC law to exercise the option does not represent a financial barrier or disincentive for Koolearn to exercise its rights under the exclusive option agreement. A simple majority vote of Koolearn’s board of directors is required to pass a resolution to exercise its rights under the exclusive option agreement, for which consent of the shareholders of Beijing Xuncheng is not required. Therefore, we believe this gives Koolearn the power to direct the activities that most significantly impact the Xuncheng VIEs’ economic performance. We believe that Koolearn’s ability to exercise effective control, together with the exclusive management consultancy and business cooperation agreement and the equity pledge agreement, give Koolearn the rights to receive substantially all of the economic benefits from the Xuncheng VIEs in consideration for the services provided by Koolearn’s wholly-owned subsidiaries in China. Accordingly, as the primary beneficiary of the Xuncheng VIEs and in accordance with U.S. GAAP, we consolidate their financial results and assets and liabilities in our consolidated financial statements.

FINANCIAL INFORMATION

On October 10, 2019, Dexin Dongfang and Zhuhai Chongsheng Heli Network Technology Co., Ltd. or Zhuhai Chongsheng, a wholly-owned PRC subsidiary of Koolearn entered into a supplemental agreement with Beijing Xuncheng and its subsidiaries and all of its shareholders. Pursuant to the supplemental agreement, Zhuhai Chongsheng joined as a party to the contractual agreements between Dexin Dongfang, Beijing Xuncheng and its subsidiaries and shareholders, and assumed the same rights and share the same obligations as Dexin Dongfang under the contractual agreements.

On October 10, 2019, Beijing Dongfang Youbo Network Technology Co., Ltd., a subsidiary of Beijing Xuncheng, executed a letter of acceptance whereby it assumed the same rights and obligations as Beijing Xuncheng’s subsidiary under the exclusive management consultancy and business cooperation agreement.

As advised by Tian Yuan Law Firm, our PRC Legal Adviser, our corporate structure in China does not violate any existing PRC laws and regulations. However, our PRC Legal Adviser has also advised us that as there are substantial uncertainties regarding the interpretation and application of PRC laws and regulations, and we cannot assure you that the PRC government would agree that our corporate structure or any of the above contractual arrangements comply with current or future PRC laws or regulations. PRC laws and regulations governing the validity of these contractual arrangements are uncertain and the relevant government authorities may have broad discretion in interpreting these laws and regulations. See “Risk factors — Risks Related to Our Corporate Structure — If the PRC government finds that the agreements that establish the structure for operating some of our China business do not comply with applicable PRC laws and regulations relating to the relevant industries, or if these regulations or the interpretation of existing regulations change in the future, we could be subject to severe penalties or be forced to relinquish our interests in those operations.”

We are a holding company with no material operations of our own. We conduct substantially all of our education business in China through contractual arrangements with the VIEs. In the fiscal years ended May 31, 2018, 2019, and 2020 and the three months ended August 31, 2020, the VIEs contributed in aggregate 98.8%, 98.7%, 96.5% and 99.9%, respectively, of our total net revenues. As of the years ended May 31, 2018, 2019 and 2020 and August 31, 2020, the VIEs accounted for an aggregate of 71.2%, 67.5%, 74.0% and 73.3%, respectively, of the consolidated total assets, and 95.8%, 90.5%, 93.9% and 90.4%, respectively, of the consolidated total liabilities. The assets not associated with the VIEs primarily consist of cash, investments and commercial property.

Equity securities

On June 1, 2018, we adopted ASU 2016-01 Financial Instruments-Overall: Recognition and Measurement of Financial Assets and Financial Liabilities and 2018-03 Technical Corrections and Improvements to Financial Instruments — Overall (Subtopic 825-10): Recognition and Measurement of Financial Assets and Financial Liabilities. We adopted this ASU using a modified retrospective method and reclassified unrealized losses of US$97.9 million, net of tax on investment securities which were previously accounted for as available-for-sales investments, from accumulated other comprehensive losses to the opening balance of retained earnings. The adjustment related to the fair value measurement of equity securities which were previously classified as available for sales investments.

Equity securities with readily determinable fair values

Prior to the adoption of ASU 2016-01, equity securities that have readily determinable fair values and were not accounted for using the equity method or those that result in consolidation of the investee were classified as available-for-sale investments, and were carried at the fair value with Unrealized gains and losses recorded in accumulated other comprehensive income (loss) as a component of shareholders’ equity. Upon the adoption of ASU 2016-01, we carry these equity securities at fair value with Unrealized gains and losses recorded in the consolidated income statements.

FINANCIAL INFORMATION

Equity securities without readily determinable fair values

Starting on June 1, 2018, we elected a practicability exception to fair value measurement for the equity securities without readily determinable fair values, under which these investments are measured at cost, less impairment, plus or minus observable price changes of an identical or similar investment of the same issuer with fair value change recorded in the consolidated income statements.

We review our equity securities without readily determinable fair value for impairment at each reporting period. If a qualitative assessment indicates that the investment is impaired, we estimate the investment’s fair value in accordance with the principles of ASC Topic 820, Fair Value Measurements and Disclosures (“ASC 820”). If the fair value is less than the investment’s carrying value, we recognize an impairment loss equal to the difference between the carrying value and the fair value in the consolidated statements of operations.

Equity Method Investments

Investee companies over which we have the ability to exercise significant influence, but do not have a controlling interest through investment in common shares or in-substance common shares, are accounted for using the equity method. Significant influence is generally considered to exist when we have an ownership interest in the voting stock of the investee between 20% and 50%. Other factors, such as representation on the investee’s board of directors, voting rights and the impact of commercial arrangements, are also considered in determining whether the equity method of accounting is appropriate. For certain investments, where we hold more than 50% equity interest, we may only have significant influence but not control over the investees. For certain investments, where we hold less than a 20% equity or voting interest, we may also have significant influence. Equity method is also used to account for these investments.

Under the equity method, we initially record investments at cost and subsequently recognize proportionate share of each equity investee’s net income or loss after the date of investment into earnings and accordingly adjust the carrying amount of the investment.

An impairment charge is recorded if the carrying amount of the investment exceeds its fair value and this condition is determined to be other-than-temporary. We estimated the fair value of the investee company based on comparable quoted price for similar investment in active market, if applicable, or discounted cash flow approach which requires significant judgments, including the estimation of future cash flows, which is dependent on internal forecasts, the estimation of long term growth rate of a company’s business, the estimation of the useful life over which cash flows will occur, and the determination of the weighted average cost of capital. We did not record any impairment losses on our equity method investment during the years ended May 31, 2018, 2019 and 2020 and the three months ended August 31, 2020, respectively.

Available-for-sale Investments

For investments in investees’ preferred shares which are determined to be debt securities, we account for them as long-term available-for-sale investments when they are not classified as either trading or held-to-maturity investments.

Available-for-sale investments are carried at their fair values and the Unrealized gains or losses from the changes in fair values are included in accumulated other comprehensive income. Realized gains or losses, and provision for decline in value judged to be other than temporary, if any, are recognized in the consolidated statements of operations.

We review our available-for-sale investments for other-than-temporary impairment based on the specific identification method. We consider available quantitative and qualitative evidence in evaluating potential impairment of our investments. If the cost of an investment exceeds the investment’s fair value, we consider, among other factors, general market conditions, government economic plans, the duration and the extent to which the fair value of the available-for-sale investment is less than the cost, our intent and ability to hold the investment, and the financial condition and near term prospects of the investees. We recorded US$980 thousand, US$5.9 million, US$31.8 million and nil impairment losses from long-term investments during the years ended May 31, 2018, 2019 and 2020 and the three months ended August 31, 2020, respectively.

FINANCIAL INFORMATION

Income Taxes

As part of the process of preparing our consolidated financial statements, we are required to estimate our income taxes in each of the jurisdictions in which we operate. Significant judgment is required in determining our provision for income taxes and income tax assets and liabilities, including evaluating uncertainties in the application of accounting principles and complex tax laws.

We account for income taxes using the asset and liability approach. Under this method, deferred tax assets and liabilities are determined based on the difference between the financial reporting and tax bases of assets and liabilities, net of operating loss carry forwards and credits, by applying enacted tax rates that will be in effect for the period in which the differences are expected to reverse. The effect on deferred taxes of a change in tax rates is recognized in the consolidated statements of operations in the period of change. Deferred tax assets are reduced by a valuation allowance when it is considered more likely than not that some portion or all of the deferred tax assets will not be realized.

We account for uncertain tax positions by reporting a liability for unrecognized tax benefits resulting from uncertain tax positions taken or expected to be taken in a tax return. Tax benefits are recognized from uncertain tax positions when we believe that it is more likely than not that the tax position will be sustained on examination by the taxing authorities based on the technical merits of the position. We recognize interest and penalties, if any, related to unrecognized tax benefits in income tax expenses.

Uncertainties exist with respect to how the PRC’s Enterprise Income Tax Law applies to our overall operations, and more specifically, with regard to our tax residency status. The Enterprise Income Tax Law includes a provision specifying that legal entities organized outside of the PRC will be considered residents for PRC income tax purposes if their place of effective management or control is within the PRC. The implementation rules to the Enterprise Income Tax Law provide that non-resident legal entities will be considered PRC residents if substantial and overall management and control over the manufacturing and business operations, personnel, accounting, properties, among others, occur within the PRC. Despite the present uncertainties resulting from the limited PRC tax guidance on the issue, we do not believe that our legal entities organized outside of the PRC should be treated as residents for the Enterprise Income Tax Law’s purposes. If one or more of our legal entities organized outside of the PRC were characterized as PRC tax residents, the impact would adversely affect our results of operation.

FINANCIAL INFORMATION

Operating leases

Before June 1, 2019, we adopted ASC Topic 840 (“ASC 840”), Leases, and each lease is classified at the inception date as either a capital lease or an operating lease.

On June 1, 2019, we adopted the new leasing standard, Leases (“ASC 842”), using the modified retrospective transition method resulting in the recording of operating lease right-of-use (ROU) assets of US$1,254.6 million and operating lease liabilities of US$1,238.1 million upon adoption. Prior period amounts have not been adjusted and continue to be reported in accordance with the previous accounting guidance. The adoption of the new guidance did not have a material effect on the consolidated statements of operations. As of August 31, 2020, we recognized operating lease ROU assets of US$1,487.2 million and total lease liabilities US$1,502.9 million, including current portion at the amount of US$411.6 million.

We determine if an arrangement is a lease or contains a lease at lease inception. Operating leases are required to be recorded in the balance sheets as ROU and lease liabilities, initially measured at the present value of the lease payments. We have elected the package of practical expedients, which allows us not to reassess (1) whether any expired or existing contracts as of the adoption date are or contain a lease, (2) lease classification for any expired or existing leases as of the adoption date and (3) initial direct costs for any expired or existing leases as of the adoption date. We account for the lease and non-lease components separately. Lastly, we also have elected to utilize the short-term lease recognition exemption and, for those leases that qualified, we did not recognize operating lease ROU assets or operating lease liabilities.

As the rate implicit in the lease is not readily determinable, we estimate our incremental borrowing rate based on the information available at the commencement date in determining the present value of lease payments. The incremental borrowing rate is estimated in a portfolio approach to approximate the interest rate on a collateralized basis with similar terms and payments in a similar economic environment. Lease terms may include options to extend or terminate the lease when it is reasonably certain that we will exercise that option. Lease expenses are recorded on a straight-line basis over the lease term.

OTHER ACCOUNTING TREATMENT

Fair value of investments as level 3 measurements

Our Company measured the fair value for redeemable preferred shares that do not have a quoted market rate based on the market approach or income approach when no recent transactions are available. The market approach takes into consideration a number of factors including market multiple and discount rates from traded companies in the industry and requires us to make certain assumptions and estimates regarding industry factors. The income approach takes into consideration a number of factors including our management projection of discounted future cash flow of the investee as well as an appropriate discount rate. We have classified those as level 3 measurements. Changes in any unobservable inputs may have a significant impact on the fair values.

In relation to the valuation of our investments using level 3 fair value measurements, our Directors adopted the following procedures: (i) selected qualified persons with adequate knowledge and conducted impairment testing and valuation on the investments in privately held companies without readily determinable fair value; (ii) engaged independent competent third-party valuer to appraise the fair value of certain investments that are either significant or with impairment indicator; (iii) reviewed and agreed on the valuation approaches adopted and key assumptions used, based on our knowledge and understanding of the industrial data statistics and development, and the commercial strategies of the investee business; and (iv) approved the results if the procedures were deemed satisfactory. Based on the above procedures, our Directors are of the view that the valuation analysis performed by the Group is fair and reasonable, and the level 3 fair value measurements in the financial statements of our Group are properly prepared.

Details of the fair value measurement of financial assets categorized within level 3, particularly the fair value hierarchy, the valuation techniques and key inputs, including significant unobservable inputs, and reconciliation of level 3 measurements are disclosed in Note 11 to our consolidated financial statements for the years ended May 31, 2018, 2019 and 2020 as set out in the 2020 Form 20-F.

Goodwill and intangible asset with indefinite useful life

Goodwill of the Group represents the excess of the purchase price over the fair value of identifiable net assets acquired in business combinations. The Group’s goodwill as of May 31, 2018, 2019 and 2020 relates to its acquisition of certain kindergartens and schools. In accordance with Accounting Standard Codification 350, Goodwill and Other Intangible Assets, the recorded goodwill amounts are not amortized, but rather are tested for impairment annually or more frequently if there are indicators of impairment present.

Goodwill is tested for impairment at the reporting unit level on an annual basis (May 31 for the Group) and between annual tests if an event occurs or circumstances change that would more likely than not reduce the fair value of a reporting unit below its carrying value. These events or circumstances could include a significant change in the stock prices, business climate, legal factors, operating performance indicators, competition, or sale or disposition of a significant portion of a reporting unit.

On June 1, 2019, the Group early adopted Accounting Standards Update (“ASU”) 2017-04, Intangibles-Goodwill and Other (Topic 350) for the annual goodwill impairment test performed in the fiscal year 2020. Topic 350 permits the Group to first assess qualitative factors to determine whether it is “more likely than not” that the fair value of a reporting unit is less than its carrying amount as a basis for determining whether it is necessary to perform the two-step goodwill impairment test, which eliminated Step 2 from the goodwill impairment test on a prospective basis. The Group recognizes an impairment charge for the amount by which the carrying amount of a reporting unit exceeds its fair value; however, the loss recognized should not exceed the total amount of goodwill allocated to that reporting unit.

The Group’s intangible asset with indefinite useful life represents one trademark, our “New Oriental” brand, which is subject to renewal every ten years upon the expiration of the trademark registration at minimal cost. The Directors of the Company are of the opinion that the Group would renew the trademark continuously and has the ability to do so. The Directors of the Company also believe that the trademark has no foreseeable limit to the period over which the trademarked products are expected to generate net cash flows for the Group. As a result, the trademark is considered by the management of the Group as having an indefinite useful life because it is expected to contribute to net cash inflows indefinitely. The trademark will not be amortized until its useful life is determined to be finite. Instead it is tested for impairment annually or more frequently if there are indicators of impairment present.

The Group recorded nil, US$5.2 million, nil and nil impairment losses on goodwill during the years ended May 31, 2018, 2019 and 2020 and the three months ended August 31, 2020, respectively, and did not record any impairment loss related to its indefinite trademark during the years ended May 31, 2018, 2019 and 2020 and the three months ended August 31, 2020. Particulars of impairment testing of goodwill and trademark with indefinite useful life (including the key parameters used and a sensitivity analysis and the amount of headroom) are not disclosed further due to their quantitative insignificance to the Group’s total assets.

FINANCIAL INFORMATION

WORKING CAPITAL

We recorded net current assets of US$1.2 billion, US$1.5 billion, US$1.3 billion and US$1.6 billion, respectively, as of May 31, 2018, 2019 and 2020. The following table sets forth a breakdown of our current assets and liabilities as of the dates indicated.

	As of May 31,			As of August 31,
	2018	2019	2020	2020
	US$	US$	US$	US$
	(in thousands)
Current Assets:
Cash and cash equivalents	983,319	1,414,171	915,057	1,047,605
Restricted cash	47	43	—	—
Term deposits	107,741	108,672	284,793	291,762
Short-term investments	1,623,763	1,668,689	2,318,280	2,778,408
Accounts receivable, net of allowance of US$485, US$503 and US$557 as of May 31, 2018, 2019 and 2020, respectively	3,179	3,300	4,178	4,939
Inventories, net	40,175	29,046	31,324	31,093
Prepaid expenses and other current assets, net of allowance of US$914, US$248 and US$149 as of May 31, 2018, 2019 and 2020, respectively	182,095	199,677	199,404	201,298
Amount due from related parties, current	1,595	42,644	3,384	29,320

Total current assets	2,941,914	3,466,242	3,756,420	4,384,425

Current Liabilities:
Accounts payable	39,889	34,057	33,147	34,432
Accrued expenses and other current liabilities	373,537	576,521	634,619	630,622
Income taxes payable	67,233	94,071	101,385	135,741
Amounts due to related parties	30	472	1,590	1,817
Deferred revenue	1,270,195	1,301,103	1,324,384	1,563,138
Operating Lease Liability-current	—	—	384,239	411,608

Total current liabilities	1,750,884	2,006,224	2,479,364	2,777,358

Net current assets	1,191,030	1,460,018	1,277,056	1,607,067

FINANCIAL INFORMATION

For a detailed discussion on our cash position, being the balance sheet item that has material impact on our liquidity, as well as material changes in the various working capital items, see “— Liquidity and Capital Resources.”

Our available financial resources also include unutilized banking facilities amounting to nil, US$150 million, US$130 million and nil as of May 31, 2018, 2019 and 2020 and August 31, 2020, respectively.

Taking into account cash and cash equivalents on hand, our operating cash flows, our unutilized banking facilities and the estimated net proceeds available to us from the Global Offering, our directors believe that we have sufficient working capital for our present requirements and for at least the next 12 months from the date of this document.

LIQUIDITY AND CAPITAL RESOURCES

Our principal source of liquidity has been cash generated from operating activities. As of August 31, 2020, we had US$1,047.6 million and US$4.9 million in cash and cash equivalents and restricted cash, respectively. Our cash and cash equivalents consist of cash on hand and liquid investments that are unrestricted as to withdrawal or use, have maturities of three months or less and are placed with banks and other financial institutions. Although we consolidate the results of New Oriental China and its schools and subsidiaries, we do not have direct access to the cash and cash equivalents or future earnings of New Oriental China. However, a portion of the cash balances of New Oriental China and its schools and subsidiaries are paid to our wholly-owned subsidiaries in China pursuant to contractual arrangements for the services our subsidiaries provide to New Oriental China and its schools and subsidiaries.

We expect to require cash to fund our ongoing business needs, particularly the rent and other cost and expenses relating to opening new schools and learning centers. We opened 321 new learning centers and closed 110 existing centers in fiscal year 2020. We plan to continue to add schools and learning centers in the future with a focus on opening new learning centers in fast growing, high profit margin cities. We expect to incur capital expenditures ranging from approximately RMB1.0 million (US$0.1 million) to RMB4.0 million (US$0.6 million) per new school depending primarily on the size and geographic location of the school. Other cash needs include acquisitions of businesses and properties that complement our operations when suitable opportunities arise. We have not encountered any difficulties in meeting our cash obligations to date. We believe that our current cash and cash equivalents and anticipated cash flow from operations will be sufficient to meet our anticipated cash needs for the foreseeable future.

FINANCIAL INFORMATION

The following table sets forth a summary of our cash flows for the periods indicated:

	For the Years Ended May 31,			For the Three Months Ended August 31,
(in thousands of US$)	2018	2019	2020	2019	2020
Net cash provided by operating activities(1)	781,127	805,648	804,455	364,569	391,598
Net cash used in investing activities	(407,143)	(574,712)	(1,256,370)	(775,229)	(468,904)
Net cash (used in) provided by financing activities(1)	(74,881)	266,649	(17,862)	1,569	175,853
Effect of foreign exchange rate changes	42,992	(66,123)	(29,026)	(32,253)	34,508
Net change in cash, cash equivalents and restricted cash	342,095	431,462	(498,803)	(441,344)	133,055
Cash, cash equivalents and restricted cash at beginning of the period	644,670	986,765	1,418,227	1,418,227	919,424
Cash, cash equivalents and restricted cash at end of the period	986,765	1,418,227	919,424	976,883	1,052,479

Note:

(1)	The reclassification of restricted cash in the cash flows in the year ended May 31, 2018 is due to the adoption of ASU 2016-18: Statement of Cash Flows by using the retrospective application.

Operating Activities

Net cash provided by operating activities amounted to US$391.6 million in the three months ended August 31, 2020. Our net cash provided by operating activities in the three months ended August 31, 2020 reflected net income of US$150.8 million, as adjusted by an increase in the deferred revenue in the amount of US$177.8 million due to the increased amount of course fees received during the period, an increase in income taxes payable of US$33.4 million, and certain non-cash items, including US$44.9 million in depreciation and US$15.8 million in share-based compensation expense.

Investing Activities

We lease all of our facilities except for part of the premises for the Beijing, Xi’an, Tianjin, Kunming, Wuhan, Guangzhou, Changsha, Xiamen, Zhengzhou, Hangzhou, Hefei and Yangzhou schools, which premises we own. Our cash used in investing activities is primarily related to our purchase of land use rights and the premises for the facilities we own and equipment used in our operations, our investment in term deposits and short term investments. Net cash used in investing activities amounted to US$1,256.4 million in the fiscal year ended May 31, 2020, compared to US$574.7 million in the fiscal year ended May 31, 2019 and US$407.1 million in the fiscal year ended May 31, 2018. Net cash used in investing activities amounted to US$468.9 million in the three months ended August 31, 2020.

Net cash used in investing activities in the three months ended August 31, 2020 was primarily attributable to net purchase of short term held-to-maturity investments in the amount of US$354.6 million and the purchase of property and equipment in the amount of US$95.2 million in connection with the expansion of our school network.

FINANCIAL INFORMATION

Financing Activities

Net cash used in financing activities amounted to US$17.9 million in the fiscal year ended May 31, 2020, compared to net cash provided by financing activities of US$266.6 million in the fiscal year ended May 31, 2019 and net cash used in financing activities of US$74.9 million in the fiscal year ended May 31, 2018. Net cash provided by financing activities amounted to US$175.9 million in the three months ended August 31, 2020.

Net cash provided by financing activities in the three months ended August 31, 2020 was primarily attributable to proceeds from issuance of unsecured senior notes in the amount of US$297.1 million.

Selected Balance Sheet Items

Cash and cash equivalents, restricted cash, term deposits, short-term investments

The sum of our cash and cash equivalents, restricted cash, term deposits, short-term investments was US$2,718.3 million, US$3,195.6 million, US$3,522.5 million and US$4,122.6 million as of May 31, 2018, 2019 and 2020 and August 31, 2020, respectively. The increases were primarily attributable to net cash provided by operating activities in each of the fiscal years ended May 31, 2018, 2019 and 2020 and the three months ended August 31, 2020, and the IPO of Koolearn in the fiscal year ended May 31, 2019.

Property and equipment, net

Our property and equipment, net were US$449.6 million, US$532.0 million, US$672.5 million and US$743.8 million as of May 31, 2018, 2019 and 2020 and August 31, 2020, respectively. The fluctuations were primarily attributable to the expansion of our school network as well as depreciation and amortization.

Right-of-use assets

Our right-of-use assets were nil, nil, US$1,425.5 million and US$1,487.2 million as of May 31, 2018, 2019 and 2020 and August 31, 2020, respectively. The amount as of May 31, 2020 and August 31, 2020 was due to the adoption of ASC 842. See “— Critical Accounting Policies — Operating leases.”

Deferred revenue

Our deferred revenue was US$1,270.2 million, US$1,301.1 million, US$1,324.4 million and US$1,563.1 million as of May 31, 2018, 2019 and 2020 and August 31, 2020, respectively. The increases were primarily attributable to increased student enrollment. Deferred revenues as of May 31, 2020, amounting to US$1,324.4 million, are expected to be realized in the following year. The difference between the opening and closing balances of the Group’s deferred revenue primarily results from the timing difference between the Group’s satisfaction of its performance obligation and the customer’s payment pattern.

Operating lease liabilities

Our operating lease liabilities were nil, nil, US$1,462.2 million and US$1,502.9 million as of May 31, 2018, 2019 and 2020 and August 31, 2020, respectively. The amount as of May 31, 2020 and August 31, 2020 was due to the adoption of ASC 842. See “— Critical Accounting Policies — Operating leases.”

HOLDING COMPANY STRUCTURE

Overview

We are a holding company with no material operations of our own. We conduct substantially all of our education business in China through contractual arrangements with our variable interest entities, and their schools and subsidiaries and shareholders. In the fiscal years ended May 31, 2018, 2019 and 2020 and the three months ended August 31, 2020, our variable interest entities contributed in aggregate 98.8%, 98.7%, 96.5% and 99.9%, respectively, of our total net revenues. Our operations not conducted through contractual arrangements with our variable interest entities primarily consist of the leasing of our commercial property. As of May 31, 2019 and 2020 and August 31, 2020, our variable interest entities accounted for an aggregate of 67.5%, 74.0% and 73.3%, respectively, of our total assets, and 90.5%, 93.9% and 90.4%, respectively, of our total liabilities. The assets not associated with our variable interest entities primarily consist of cash and cash equivalents, term deposits and short-term investments.

FINANCIAL INFORMATION

As a holding company, our ability to pay dividends and other cash distributions to our shareholders depends in part upon dividends and other distributions paid to us by our PRC subsidiaries. The amount of dividends paid by our PRC subsidiaries to us primarily depends on the service fees paid to our PRC subsidiaries from our variable interest entities, and, to a lesser degree, our PRC subsidiaries’ retained earnings. Conducting our operations through contractual arrangements with our variable interest entities entails a risk that we may lose the power to direct the activities that most significantly affect the economic performance of our variable interest entities, which may result in our being unable to consolidate their financial results with our results and may impair our access to their cash flow from operations and thereby reduce our liquidity. See “Risk Factors — Risks Related to Our Corporate Structure— If the PRC government finds that the agreements that establish the structure for operating some of our China business do not comply with applicable PRC laws and regulations relating to the relevant industries, or if these regulations or the interpretation of existing regulations change in the future, we could be subject to severe penalties or be forced to relinquish our interests in those operations.”

Capital Expenditures

The expansion of our network of schools, learning centers, OMO system and bookstores has required significant investment. Our capital expenditures were US$214.3 million, US$269.1 million, US$309.5 million and US$95.2 million in the fiscal years ended May 31, 2018, 2019 and 2020 and the three months ended August 31, 2020, respectively. Our capital expenditures are incurred primarily in connection with facility acquisitions, leasehold improvements and investments in equipment, technology and operating systems. We intend to cost-efficiently allocate our capital resources by leasing most of our new facilities in the foreseeable future. We may also make acquisitions of businesses and properties that complement our operations when suitable opportunities arise. We believe that we will be able to fund our capital needs in the foreseeable future through cash generated from our operating activities.

CONTRACTUAL OBLIGATIONS

As of August 31, 2020, we had outstanding principal amounts of unsecured senior notes of US$300 million, which were unsecured and unguaranteed. As of August 31, 2020, we also had operating lease liabilities amounting to US$1.5 billion, certain of which were secured by the rental deposits and all of which were unguaranteed.

As of August 31, 2020, we did not have significant contingent liabilities.

DIRECTORS AND SENIOR MANAGEMENT

The following section sets forth updated/supplemental information on our directors and senior management since the filing of our 2020 Form 20-F.

OVERVIEW

The following table sets out certain information in respect of our directors and senior management:

Name	Age	Position(s)	Date of appointment as director or senior manager	Year of joining our Group
Michael Minhong Yu	57	Director and Executive Chairman	August 2001	1993
Chenggang Zhou	58	Director and Chief Executive Officer	November 2010	2000
Zhihui Yang	46	Chief Financial Officer	April 2015	2006
Louis T. Hsieh	55	Director	March 2007	2005
Robin Yanhong Li	51	Independent director	September 2006	2006
Denny Lee	52	Independent director	September 2006	2006
John Zhuang Yang	65	Independent director	August 2007	2007

BIOGRAPHIES

Our directors

Our board consists of six directors, including three independent non-executive directors. Our board is responsible for exercising other powers, functions and duties in accordance with the Articles of Association, and all applicable laws, including the Hong Kong Listing Rules.

Mr. Michael Minhong Yu is the founder of our company and has served as the chairman of our board of directors since August 2001. He was also our chief executive officer from 2001 to September 2016. Mr. Yu also serves as Standing Committee Member of the Central Committee of the China Democratic League. Formerly, Mr. Yu served as Vice Chairman of China Youth Entrepreneurs Association. Prior to founding our first school in 1993, Mr. Yu was an English instructor at Peking University from 1985 and 1991. Mr. Yu currently serves as the chairman of the board and non-executive director of Koolearn (HKEX:1797), and was a director of Sunlands Technology Group (NYSE:STG) from August 2017 (and an independent director from March 2018) to June 2019. Mr. Yu received his bachelor’s degree in English from Peking University.

Mr. Chenggang Zhou has served as our director since November 2010 and chief executive officer since September 2016. Mr. Zhou joined New Oriental in 2000 and has held multiple positions in our company since then, including president, executive president for domestic business, executive vice president, vice president and president of Beijing and Shanghai New Oriental Schools. Prior to joining us, Mr. Zhou was a correspondent for the Asia Pacific region and a program host at BBC. Mr. Zhou received his bachelor’s degree in English from Suzhou University in China and his master’s degree in communications from Macquarie University, Australia. See also “Business — Legal and Administrative Proceedings — Litigation” for further information on certain pending litigation involving Mr. Zhou.

Mr. Louis T. Hsieh has served as our director since March 2007 and senior advisor since January 2016. From May 2009 to January 2016, Mr. Hsieh served as our president, and from December 2005 to April 2015, he served as our chief financial officer. Mr. Hsieh was the chief financial officer of NIO Inc., an NYSE-listed (NYSE:NIO) electronic vehicle company in China, from May 2017 to October 2019. Mr. Hsieh also serves as an independent director of JD.com Inc., a Nasdaq-listed (NASDAQ:JD) and Hong Kong-listed (HKEX:9618) e-commerce company and retail infrastructure service provider in China, and YUM China Holdings, an NYSE-listed (NYSE:YUMC) and Hong Kong-listed (HKEX:9987) fast food restaurant. Prior to joining us in 2005, Mr. Hsieh was the chief financial officer of ARIO Data Networks, Inc. in San Jose, California from 2004 to 2005. Prior to that, Mr. Hsieh was a managing director for the private equity firm of Darby Asia Investors (HK) Limited from 2002 to 2003. From 2000 to 2002, Mr. Hsieh was managing director and Asia-Pacific tech/media/ telecoms head of UBS Capital Asia Pacific, the private equity division of UBS AG. From 1997 to 2000, Mr. Hsieh was a technology investment banker at JP Morgan in San Francisco, California, where he was a vice president, and Credit Suisse First Boston in Palo Alto, California, where he was an associate. From 1990 to 1996, Mr. Hsieh was a corporate and securities attorney at White & Case LLP in Los Angeles. Mr. Hsieh holds a bachelor’s degree in industrial engineering and engineering management from Stanford University, an MBA degree from the Harvard Business School, and a J.D. degree from the University of California at Berkeley.

DIRECTORS AND SENIOR MANAGEMENT

Mr. Robin Yanhong Li has served as our independent director since September 2006. Mr. Li is a co-founder of Baidu, Inc., the leading Chinese language Internet search provider listed on the Nasdaq Global Select Market (NASDAQ:BIDU). Mr. Li has served as the chairman of the board of directors of Baidu since its inception in January 2000 and as its chief executive officer since February 2004. He served as the president of Baidu from February 2000 to December 2003. Prior to founding Baidu, Mr. Li worked as an engineer at Infoseek, a pioneer in the Internet search engine industry, from July 1997 to December 1999. Currently, Mr. Li acts as the vice chairman of the Internet Society of China (ISC). Mr. Li has also been a vice chairman of All-China Federation of Industry & Commerce since December 2012. Mr. Li received a bachelor’s degree in information science from Peking University and a master’s degree in computer science from the State University of New York at Buffalo.

Mr. Denny Ting Bun Lee has served as our independent director since September 2006. Mr. Lee has served as a director of NetEase, Inc., formerly known as Netease.com, Inc., a leading internet technology company in China listed on the Nasdaq Global Select Market (NASDAQ:NETS) and the Hong Kong Stock Exchange (HKEX:9999), since April 2002. He was the chief financial officer of NetEase.com, Inc. from April 2002 to June 2007 and its financial controller from November 2001 to April 2002. Prior to joining NetEase.com, Inc. in 2001, Mr. Lee worked in the Hong Kong office of KPMG for more than ten years. Mr. Lee currently serves as the chairman of the audit committees and an independent non-executive director on the boards of Concord Medical Services Holdings Limited (NYSE:CCM), Jianpu Technology Inc. (NYSE:JT) and NIO Inc. (NYSE:NIO), which are listed on the New York Stock Exchange, and as an independent non-executive director on the board of China Metal Resources Utilization Ltd. (HKEX: 1636), which is listed on the main board of Hong Kong Stock Exchange. Mr. Lee graduated from the Hong Kong Polytechnic University majoring in accounting and is a member of The Hong Kong Institute of Certified Public Accountants and The Chartered Association of Certified Accountants.

Dr. John Zhuang Yang has served as our independent director since August 2007. Dr. Yang currently serves as a professor of management at National School of Development of Peking University and the academic director of the Doctor of Professional Studies in Business (DPS) Program at National School of Development of Peking University. Dr. Yang holds a Ph.D. degree in business administration from Columbia University, a master’s degree in sociology from Columbia University, a master’s degree in international and public affairs from the Woodrow Wilson School of Public and International Affairs at Princeton University, and a bachelor’s degree from the English Language and Literature Department of Peking University.

Senior management (aside from our directors)

Mr. Zhihui Yang has served as our chief financial officer since April 2015. Prior to that, Mr. Yang held multiple positions after he joined our company in April 2006, including vice president of finance, deputy director of president office and senior financial manager. Prior to joining us, Mr. Yang served as the financial director of Beijing Hua De Xin Investment Co., Ltd. from July 2002 to April 2006. From August 1997 and May 2002, Mr. Yang worked for PricewaterhouseCoopers as a senior auditor. Mr. Yang received his bachelor’s degree in economics from Guanghua School of Management of Peking University.

Save as disclosed in this document, and in “Risk Factors — Risks related to Our Business — Our reputation, results of operations, financial condition and the trading price of our ADSs may be negatively affected by adverse publicity or other detrimental conduct against us,” there is no other material matter relating to our directors that needs to be brought to the attention of our shareholders and the information of our directors disclosed in this document comply with the requirements under Rule 13.51(2) of the Hong Kong Listing Rules.

DIRECTORS AND SENIOR MANAGEMENT

COMPENSATION

Compensation of our directors and executive officers

For each of the three fiscal years ended May 31, 2020, we paid an aggregate amount of US$2.7 million, US$3.2 million and US$1.8 million in cash, respectively, to our executive officers and non-executive directors as a group.

In addition, for each of the three fiscal years ended May 31, 2020, we made contributions to the pension insurance, medical insurance, housing fund, unemployment and other benefits for the benefits of our executive officers and non-executive directors in the aggregate amount of US$108,000, US$133,000 and US$106,000, respectively. No executive officer is entitled to any severance benefits upon termination of his employment with our company except as required under applicable PRC law.

MAJOR SHAREHOLDERS

The following section sets forth updated information concerning certain of our major shareholders subsequent to the filing of our 2020 Form 20-F.

Unless specifically noted, the following table summarizes the beneficial ownership of our Shares held as at October 21, 2020 by:

(a)        each of our directors and our executive officers;

(b)        our directors and our executive officers as a group; and

(c)        each person known to us to beneficially own more than 5% of our total outstanding Shares.

The calculations are based on 160,379,387 Shares being the number of total issued Shares as at October 21, 2020.

Beneficial ownership is determined in accordance with SEC rules and regulations. In calculating the number of Shares beneficially owned by a person and the percentage of ownership held by that person, we have included Shares that the person has a right to acquire within 60 days, including through the exercise of any option, warrant or other right, the vesting of any restricted shares, or the conversion of any other security. These shares and associated votes, however, are not included when calculating the percentage of ownership held by any other person.

5% shareholders	Number of Shares Beneficially Owned
	Number	Percentage
Tigerstep Developments Limited(1)	19,738,554	12.3%

Our directors and executive officers	Number of Shares Beneficially Owned
	Number	Percentage
Michael Minhong Yu(1)	19,750,272	12.3%
Chenggang Zhou	*	*
Zhihui Yang	*	*
Louis T. Hsieh	*	*
Robin Yanhong Li	*	*
Denny Lee	*	*
John Zhuang Yang	*	*
All directors and executive officers as a group(2)	20,450,883	12.8%

Notes:

*    Less than 1%.

(1)

Represents: (i) 17,800,000 Shares held by Tigerstep Developments Limited (“Tigerstep”), a British Virgin Islands company wholly-owned by Mr. Michael Minhong Yu (“Mr. Yu”), and (ii) 1,950,272 ADSs (representing the same number of underlying Shares), which consist of 1,938,554 ADSs held by Tigerstep and 11,718 ADSs held by Mr. Yu. Through a trust arrangement, Mr. Yu, together with his family, holds beneficial interest in Tigerstep Developments Limited.

(2)

Shares owned by all of our current directors and executive officers as a group include Shares beneficially owned by Mr. Yu. This amount includes Shares issuable pursuant to non-vested equity shares held by our directors and executive officers.

RELATED PARTY TRANSACTIONS

The following section sets forth updated information concerning related party transactions subsequent to the filing of our 2020 Form 20-F.

LOANS TO A RELATED PARTY

Beijing Dianshi Jingwei Technology Co., Ltd. (“Dianshi Jingwei”) is an equity method investee of us. As of May 31, 2020, the outstanding balance of the loans provided to Dianshi Jingwei were US$21.0 million, non-trade in nature, with an annual interest rate of 10%. The loans were initially granted in 2018 and the maturity date of the loans were extended several times and recorded as non-current assets as of May 31, 2020. During the year ended of May 31, 2020, no interests were received by us.

The extended loans were personally guaranteed by Mr. Michael Minhong Yu, our executive chairman, and Mr. Yunhai Jia, the chief executive officer of Dianshi Jingwei. According to the loan agreements, if Dianshi Jingwei defaults on the loan payments and interests, we have a right to convert the unpaid loans into Dianshi Jingwei’s equity. During the year ended May 31, 2020, Dianshi Jingwei repaid US$701 thousand to us. Based on discussions with Dianshi Jingwei, the remainder of this loan is expected to be repaid to us before the Listing.

TRANSACTIONS WITH OTHER RELATED PARTIES

During the fiscal year ended May 31, 2020, we recorded revenue in the amount of US$479 thousand from other related parties. As of May 31, 2020, we had US$1.6 million in aggregate due from other related parties and US$1.4 million in aggregate due to other related parties. Within the amounts due from other related parties as of May 31, 2020, US$0.8 million was trade in nature and the remaining amount of US$0.8 million was non-trade in nature. The amounts due to other related parties as of May 31, 2020 were trade in nature.

REGULATIONS

The following section sets forth updated information concerning certain regulations to which we are subject subsequent to the filing of our 2020 Form 20-F.

The Law for Promoting Private Education and Its Implementation Rules

The principal regulations governing private education in China are the Law for Promoting Private Education (《中華人民共和國民辦教育促進法》), or the Private Education Law, and its implementation rules.

Prior to the amendment of the Private Education Law in 2016, private education is treated as a public welfare undertaking in all aspects. Nonetheless, investors of a private school may choose to require “reasonable returns” from the annual net balance of the school after deduction of costs, donations received, government subsidies, if any, the reserved development fund and other expenses as required by the regulations. Private schools were divided into three categories: private schools established with donated funds; private schools that require reasonable returns and private schools that do not require reasonable returns. Prior to the amendment of the Private Education Law in 2016, a duly approved private school will be granted a Permit for Operating a Private School and shall be registered with the Ministry of Civil Affairs or its local counterparts as a privately run non-enterprise institution.

Every private school was required to allocate a certain amount to its development fund for the construction or maintenance of school facilities or procurement or upgrade of educational equipment. In the case of a private school that required reasonable returns, this amount shall be no less than 25% of the annual net income of the school, while in the case of a private school that did not require reasonable returns, this amount shall be equal to no less than 25% of the annual increase in the net assets of the school, if any. Private schools that do not require reasonable returns shall be entitled to the same preferential tax treatment as public schools, while the preferential tax treatment policies applicable to private schools requiring reasonable returns shall be formulated by the finance authority, taxation authority and other authorities under the State Council. To date, however, no regulations have been promulgated by the relevant authorities in this regard.

On November 7, 2016, the Standing Committee of the National People’s Congress promulgated the Amended Private Education Law, which became effective on September 1, 2017.

Under the Amended Private Education Law, the term “reasonable return” is no longer used. Instead, a new classification system for private schools on the basis of whether they are established and operated for profit-making purposes is adopted. Under the new classification system, sponsors of private school may choose to establish non-profit or for-profit private schools at their own discretion, save for private schools providing compulsory education are not allowed to be registered as for-profit. The following table sets forth the key differences between for-profit private schools and non-profit private schools under this system.

	For-profit Private Schools	Non-profit Private Schools

Distribution of Operating Profit	Sponsors are entitled to retain the profits and proceeds from the schools and the operation surplus may be allocated to the sponsors pursuant to the PRC Company Law (《中華人民共和國公司法》) and other relevant laws and regulations.	Sponsors are not entitled to the distribution of profits or proceeds from the non-profit schools and all operation surplus of non-profit schools shall be used for the operation of the schools.

Fee Charging Regulation	Schools are entitled to set their own tuition and other miscellaneous fees without seeking prior approval from the relevant government authorities.	The collection of fees by schools shall be regulated in accordance with rules promulgated by governments at provincial level.

REGULATIONS

Tax Treatment	Taxation policies are still unclear as more specific provisions are yet to be introduced	Same tax benefits as that applicable to public schools.

Land	The schools shall acquire the land use rights by purchasing them from the government.	The schools may acquire the land use rights in the form of allocation by the government as a preferential treatment.

Liquidation	The remaining assets of the schools after liquidation shall be distributed to the sponsors in accordance with the PRC Company Law.	The remaining assets of the schools after liquidation shall continue to be used for the operation of other non-profit private schools.

Government Support	The governments at or above the county level may support the schools by subscribing to their services, providing student loans and scholarships, and leasing or transferring unused state-owned assets to the schools.	The schools will also enjoy the support from the governments available to a for-profit private school. In addition, the governments may further support the schools in the form of government subsidies, bonus funds and incentives for donation.

On December 29, 2016, the State Council issued the Several Opinions of the State Council on Encouraging the Operation of Education by Social Forces and Promoting the Healthy Development of Private Education (《國務院關於鼓勵社會力量興辦教育促進民辦教育健康發展的若幹意見》), which calls for the ease of access to the operation of private schools and encourage social forces to enter into the education industry. The opinions also provide that each level of the government shall increase their support to the private schools in terms of financial investment, financial support, autonomy policies, preferential tax treatments, land policies, fee policies, autonomy operation, protection of the rights of teachers and students etc. Further, the opinions require each level of the government to improve local policies on government support to for-profit and non-profit private schools by such means as preferential tax treatments.

On December 30, 2016, the MOE, Ministry of Civil Affairs, the SAMR, the Ministry of Human Resources and Social Welfare and the State Commission Office of Public Sectors Reform jointly issued the Implementation Rules on the Classification Registration of Private Schools (《民辦學校分類登記實施細則》) to reflect the new classification system for private schools as set out in the Amended Private Education Law. Generally, if a private school established before promulgation of the Amended Private Education Law chooses to register as a non-profit school, it shall amend its articles of association, continue its operation and complete the new registration process. If such private school chooses to register as a for-profit school, it shall carry out financial liquidation, invite the relevant government authorities to clarify the ownership of such properties as lands, school building and the accumulated operating profits, pay relevant taxes and fees, apply for the new Permit for Operating Private School, re-register as a for-profit school and continue its operation.

On December 30, 2016, the MOE, the SAMR and the Ministry of Human Resources and Social Welfare jointly issued the Implementation Rules on the Supervision and Administration of For-profit Private Schools (《營利性民辦學校監督管理實施細則》), which detail the supervision and administration of for-profit private schools regarding the establishment of schools, the organization structure, the education and teaching activities, finance and assets, the information publication, the change and termination of schools and the penalties for violation.

REGULATIONS

As of the date of this document, the majority of provincial governments in the PRC have promulgated their local rules which detail but for the most part repeat the provisions contained in the abovementioned state rules. However, some provinces, such as Beijing, Shanghai, Hubei and Hebei, may require the existing private schools to register either as for-profit or non-profit schools within a specific time period, while other provinces may not have a deadline. Other than certain of our kindergartens, and our compulsory-education schools (namely schools providing grade 1 to grade 9 formal education) that are required to be non-profit schools under the Amended Private Education Law, we intend to register all of our schools as for-profit private schools to the extent practicable under the relevant local rules and regulations.

Regulations on After-School Tutoring

The State Council issued an Opinion on Supervising After-School Tutoring Institutions (《國務院辦公廳關於規範校外培訓機構發展的意見》) on August 22, 2018, or the State Council Circular 80, which provided various guidance on regulating after-school tutoring institutions that target primary and secondary school students. The State Council Circular 80 provides for the conditions for approval and registration of after-school tutoring institutions, and requires relevant governmental authorities to tighten regulations on after-school tutoring institutions. The State Council Circular 80 specifies operating requirements that after-school tutoring institutions must meet. Such requirements include, among other things, that after-school tutoring institutions (i) have a fixed training premise that conforms to specified safety criteria, with an average area per student of no less than three square meters during the applicable training period; (ii) comply with relevant fire safety, environmental protection, hygiene, food operation and other specified requirements; (iii) purchase personal safety insurance for students to reduce safety risks; and (iv) not hire teachers who are working concurrently in primary or secondary schools, and teachers tutoring in academic subjects such as English are required to have the corresponding teaching qualifications, though the State Council Circular 80 and other applicable laws and regulations are silent on the penalties that may be imposed on the training schools employing teachers without requisite teaching qualifications, as advised by our PRC Legal Adviser. After-school tutoring institutions are prohibited from carrying out training that goes beyond the State Curriculum Standards, training in advance of the corresponding school schedule and any training activities linked with student admission, nor shall they organize any level test, rank examination or competition on academic subjects for primary and secondary students. According to State Council Circular 80, extracurricular training institutions are also required to disclose and file relevant information, including their training content, schedule, targeted students and school timetable to the relevant education authority, and their training classes may not end later than 8:30 pm each day. After-school tutoring institutions can only collect in advance fees for courses spanning three months or shorter. Additionally, State Council Circular 80 requests that competent local authorities formulate relevant local standards for after-school tutoring institutions within their administrative area.

In order to implement the State Council Circular 80’s prohibition against after-school tutoring beyond the state curriculum standards or ahead of the school schedule, on May 6, 2020, the general office of the MOE issued the Negative List of Tutoring beyond State Curriculum Standards or ahead of School Schedule for Six Subjects at Compulsory Education Stage (Trial) (《義務教育六科超標超前培訓負面清單(試行)》) (the “Tutoring Negative List”). The Tutoring Negative List contains typical cases that could be determined as beyond state curriculum standards or ahead of school schedule. For example, the Tutoring Negative List provides that average density is a concept beyond the state curriculum standards for physics at compulsory education stage. The Tutoring Negative List aims to facilitate the implementation of the State Council Circular 80 and does not change the regulatory requirements set out there in. Based on the self-review, our Directors are of the view that we do not violate the requirements on tutoring content as set forth in the State Council Circular 80 and further elaborated on the Tutoring Negative List. Since the promulgation of the State Council Circular 80, our training schools have passed the annual inspections conducted by the education authorities and we have never been penalized for reason of tutoring content violating the State Council Circular 80 or the Tutoring Negative List.

REGULATIONS

REGULATIONS RELATING TO ONLINE EDUCATION

Regulations on Online After-School Tutoring

The MOE, jointly with certain other PRC government authorities, promulgated the Implementation Opinion on Regulating Online After-school Tutoring Activities (《關於規範校外線上培訓的實施意見》) (the “Online Tutoring Opinion”), which became effective on July 12, 2019. The (the “Online Tutoring Opinion”) restates certain requirements that apply to all after-school tutoring institutions and further provides that, among others: (1) online after-school tutoring institutions shall publicly make available their teachers’ name, photograph, teaching classes and teaching qualification number at prominent location on their home page, and shall publicly make available education background as well as working and education experience of foreign teachers; (2) information including licenses (including ICP), administration of funds, system of privacy and information safety, courses, course schedules, advertisement for student enrollment and teacher qualifications shall be filed with education administration authorities at provincial level before October 31, 2019 and education administration authorities at provincial level shall examine these materials and inspect the online tutoring institutions by December 2019, and education administration authorities at provincial level are authorized to issue detailed rules to implement the filing process; (3) the tutoring contents and data shall be kept for more than one year and the videos of live-streaming tutoring courses shall be kept for at least six months; (4) each class shall not last for more than 40 minutes and the break between two courses shall last for more than 10 minutes; (5) live-streaming tutoring activities for students in the compulsory education stage shall end before 9:00 p.m.; (6) online after-school tutoring institutions shall implement the internet safety procedures and establish privacy protection system; (7) fee policies, standards and refund policies shall be made public at prominent location on the online tutoring platform, and the advance payment shall not be used for investing purpose and the scale of advance payment shall fit the tutoring capability; and (8) when charging by training hours, tutoring institutions shall not collect pre-paid tutoring fees for more than 60 training hours; when charging by training cycles, tutoring institutions shall not collect pre-paid tutoring fees for a training period spanning more than three months. Koolearn operates our online education business and is thus governed by the Online Tutoring Opinion. Since the promulgation of the Online Tutoring Opinion Koolearn did not use advance payments received from students for “investing purposes” and has consistently maintained sufficient cash or cash equivalent in its account to sustain its daily operation and cover any potential refund of tuitions. Therefore, our PRC Legal Adviser is of the view that Koolearn’s investments comply with the Online Tutoring Opinion.

REGULATION RELATING TO TEACHERS

The State Council Circular 80 and the Online Tutoring Opinion require teachers of after-school tutoring institutions to apply for teacher licenses, if they teach certain academic subjects in the primary and secondary education stage. To implement the State Council Circular 80, the general office of the MOE issued a notice on August 31, 2018, which requires teachers without the requisite teacher license to register for teacher license examinations in the second half of 2018 and, if fails to obtain the teacher license after taking examinations, to cease teaching the academic subjects that require teacher licenses. The Online Tutoring Opinion also grants a grace period until June 2020 for existing teachers without requisite teacher licenses to apply for teacher licenses. After the promulgation of the State Council Circular 80 and the Online Tutoring Opinion, we have urged all teachers without teacher licenses to register for teacher license examinations. All K-12 tutoring teachers without the requisite teacher license have been requested to sign an undertaking letter to obtain teacher license. We offer training and other assistances to our teachers to help them pass the teacher license examinations, and impose penalties on teachers failing to pass the teacher license examinations. As of October 21, 2020, the vast majority of our teachers teaching academic subjects in the primary and secondary education stage have obtained teacher licenses. However, there are still a small number of our teachers that currently do not have teacher licenses due to various reasons, such as the time gap between the recruitment and the newly-recruited teachers taking the exam and ultimately obtaining the teacher license, and the cancellation of teacher license examinations in the first half of 2020 due to COVID-19.

REGULATIONS

As advised by our PRC Legal Adviser, the State Council Circular 80, the Online Tutoring Opinion and other relevant PRC laws and regulations are silent on the penalty that may be imposed on an after-school tutoring institution for employing teachers without teacher licenses. As of October 21, 2020, we were not required by any education authority to terminate the employment of any after-school tutoring institution teacher or otherwise be penalized due to such teacher’s lack of teacher license. The PRC regulatory authorities have recently adopted several policies, which we believe is favorable to us in the matter of teacher licenses. For example, the Notice of the Phased Measures in Respond to the Impact of COVID-19 for Certain Professional Qualifications to “Start Work Before Obtaining Qualifications” (《關于應對新冠肺炎疫情影響實施部分職業資格 “先上崗、再考證” 階段性措施的通知》) issued on April 21, 2020 expressly allows teachers at secondary and primary schools, kindergartens and vocational schools to start teaching before obtaining their teacher licenses. The Reform Implementation Plan on the Exemption of Education Masters Graduates and Teacher Training Students from Obtaining Secondary and Primary School Teachers Qualification (《教育類研究生和公費師範生免試認定中小學教師資格改革實施方案》) issued on September 4, 2020 puts forward the reform that certain types of graduates could apply for teacher licenses without taking examinations. We believe these policies would improve our compliances in respect of teacher licenses.

We will continue to urge, incentivize and support our teachers to take the examinations and obtain teacher licenses. In addition, as a leading player in the market, we believe that we also have the advantage over our competitors in terms of attracting teachers with teacher licenses or who are more capable of passing the teacher license examination. Based on the above, our Directors are of the view that the requirement of teacher license for after-school tutoring teachers introduced by the State Council Circular 80 and the Online Tutoring Opinion does not have any material adverse impact on our operation.

FORWARD-LOOKING STATEMENTS

This Exhibit contains forward-looking statements that involve risks and uncertainties, including statements based on our current expectations, assumptions, estimates and projections about us, our industries and the regulatory environment in which we and companies integral to our business operate. These statements involve known and unknown risks, uncertainties and other factors that may cause our actual results, performance or achievements to be materially different from those expressed or implied by the forward-looking statements. In some cases, these forward-looking statements can be identified by words or phrases such as “will,” “expect,” “anticipate,” “estimate,” “believe,” “going forward,” “ought to,” “may,” “seek,” “should,” “intend,” “plan,” “projection,” “could,” “vision,” “goals,” “aim,” “aspire,” “objective,” “target,” “schedules,” “outlook” or other similar expressions.

Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: our ability to attract students without a significant decrease in course fees; our ability to continue to hire, train and retain qualified teachers; our ability to maintain and enhance our “New Oriental” brand; our ability to effectively and efficiently manage the expansion of our school network and successfully execute our growth strategy; the outcome of ongoing, or any future, litigation or arbitration, including those relating to copyright and other intellectual property rights; competition in the private education sector in China; changes in our revenues and certain cost or expense items as a percentage of our revenues; the expected growth of the Chinese private education market; Chinese governmental policies relating to private educational services and providers of such services; health epidemics and other outbreaks in China; and general economic conditions in China.

The forward-looking statements made in this Exhibit relate only to events or information as of the date on which the statements are made in this Exhibit. We undertake no obligation to update any forward-looking statements to reflect events or circumstances after the date on which the statements are made or to reflect the occurrence of unanticipated events. You should read this Exhibit completely in conjunction with our annual reports on Form 20-F and other documents filed with or furnished to the SEC and with the understanding that our actual future results may be materially different from what we expect.